

ANNA SUI

BANANA REPUBLIC

bebe

BETSEY JOHNSON

Brooks Brothers


GAP

NINE WEST

BALMAIN PARIS

BOUCHERON

BURBERRY

JIMMY CHOO

LANVIN PARIS

MONT BLANC

NICKEL

Paul Smith

repetto PARIS

S.T. Dupont PARIS

Van Cleef & Arpels

interparfums, inc.

ANNUAL REPORT two thousand eleven 2011

financial Highlights


$389.6
$446.1
$409.5
$460.4
$615.2
2007 2008 2009 2010 2011
NET SALES
(In millions)


$23.8
$23.8
$22.4
$26.6
$32.3
2007 2008 2009 2010 2011
NET INCOME ATTRIBUTABLE TO
INTER PARFUMS, INC
(In millions)


$192.7
$204.2
$226.7
$235.0
$252.7
2007 2008 2009 2010 2011
INTER PARFUMS, INC
STOCKHOLDERS' EQUITY
(In millions)

SELECTED FINANCIAL DATA

The following selected financial data have been derived from our financial statements, and should be read in conjunction with those financial statements, including the related footnotes.

(In thousands, except per share data)

	2011	2010	2009	2008	2007
INCOME STATEMENT DATA:					
Net Sales	$615,220	$460,411	$409,464	$446,124	$389,560
Cost of Sales	228,446	186,401	175,296	191,915	160,137
Selling, General and Administrative	318,998	217,574	187,690	202,264	181,224
Operating Income	66,939	56,436	44,801	51,009	47,331
Income Before Taxes	67,393	53,840	46,348	46,434	47,276
Net Income Attributable to the Noncontrolling Interest	10,646	9,082	7,791	6,357	6,784
Net Income Attributable to Inter Parfums, Inc.	32,303	26,593	22,367	23,765	23,817
Net Income Attributable to Inter Parfums, Inc. Common Shareholders' per Share:					
Basic	1.06	0.88	0.74	0.78	0.78
Diluted	1.05	0.87	0.74	0.77	0.76
Average Common Shares Outstanding:					
Basic	30,515	30,361	30,100	30,621	30,666
Diluted	30,678	30,482	30,121	30,778	31,004
Depreciation and Amortization	13,073	9,188	10,963	9,925	8,031
BALANCE SHEET AND OTHER DATA:					
Cash and Cash Equivalents	35,856	37,548	100,467	42,404	90,034
Working Capital	205,730	183,594	197,663	174,126	178,560
Total Assets	516,034	438,105	419,088	425,137	446,052
Short-Term Bank Debt	11,826	5,250	5,021	13,981	7,217
Long-Term Debt (including current portion)	4,480	16,129	29,594	41,043	59,733
Inter Parfums, Inc. Stockholders' Equity	252,674	234,976	226,746	204,201	192,660
Dividends Declared per Share	0.32	0.26	0.133	0.133	0.133

2011 *letter to our* Shareholders

DEAR FELLOW SHAREHOLDERS,

2011 was the best year in the history of Inter Parfums. Among the highlights:

- Our financial results set a new company record.
- We executed our largest and most succesful new product launch ever.
- We brought our first ever fragrances for three newer brands, Jimmy Choo, Montblanc and Betsey Johnson, to market.
- We enlarged our portfolio with several new brands, notably Balmain, Anna Sui and Repetto.
- We took over the distribution of prestige products in the U.S.
- In preparation for continued growth, our new 340,000 square foot distribution center, outside of Paris, was opened.

FINANCIAL OVERVIEW - 2011 COMPARED TO 2010

- Net sales rose 34% to $615.2 million from $460.4 million; at comparable foreign currency exchange rates, net sales for 2011 rose 28%;
- Sales by European-based operations were $552.4 million, up 36% from $404.9 million;
- U.S.-based operations generated net sales of $62.8 million, up 13% from $55.5 million;
- Gross margin was 62.9%, up from 59.5%;
- S, G & A expense as a percentage of sales was 52% compared with 47%;
- Operating margin was 10.9% compared to 12.3% and,
- Net income attributable to Inter Parfums, Inc. common shareholders rose 21% to $32.3 million from $26.6 million and diluted earnings per share were $1.05 compared to $0.87.



Jean Madar and Philippe Benacin

Many of the financial highlights noted reflect the start-up of Interparfums Luxury Brands, which assumed U.S. distribution and related responsibilities for most of our prestige brands as of January 1, 2011. As a result, prestige product sales in the U.S. are recorded at the wholesale level rather than the ex-factory level as in previous years, which resulted in a higher gross margin on those sales. However, we also incurred higher selling and administrative expenses associated with operation of the U.S. distribution business.

As always, we have continued to maintain a strong financial position. We closed 2011 with working capital aggregating $206 million for a working capital ratio of 2.1 to 1. Cash and cash equivalents aggregated $36 million and we had no long-term debt.

BUSINESS OVERVIEW

EUROPEAN-BASED OPERATIONS:

The start-up of Interparfums Luxury Brands as the U.S. distributor of prestige fragrances was an obvious contributor to the 36% increase in sales of our European operations. Also driving sales growth were three major launches --- the *Jimmy Choo* signature fragrance early in the year, *Montblanc Legend* mid-year and our largest launch ever, *Burberry Body*, in the fall. The staying power of our legacy scents across major brands, including Lanvin in particular, as well as initial sales of legacy Boucheron products, also contributed to the growth in sales.

During the first quarter, we initiated a selective launch of the *Jimmy Choo* perfume, and happily and surprisingly, initial sales and reorders far surpassed our expectations. The broader rollout continued as the year unfolded. In 2011, Jimmy Choo was our fourth largest selling brand, and that was with only one fragrance. In 2012, we will continue to support the brand with advertising and promotion dollars as well as with the addition of an eau de toilette.

Our first new fragrance under the Montblanc umbrella was also a surprise hit. *Legend*, for men, debuted in the spring of 2011 and continued to generate strong sales throughout the year as did the entire Montblanc fragrance family that we acquired effective July 1, 2010. In terms of sales, Montblanc was our third largest brand in 2011. A new women's scent, also called *Legend*, debuts in 2012 while distribution for the men's version continues to expand.

By far, the largest major launch in 2011 was for *Burberry Body*, which began in the fall. The fragrance is expected to reach customers in approximately 10,000 doors in more than 120 countries. The ad campaign was our most ambitious, costly, far reaching and probably our most provocative, featuring actress/model Rosie Huntington-Whitely. In addition to print ads in women's and fashion press, we placed monumental billboards in the high traffic areas of major cities throughout the world. We have an ambitious plan built around the *Burberry Body* line for 2012.

Also, the Burberry Beauty cosmetics collection has been further enlarged and distribution has been expanded. From 30 retail doors in 2010, Burberry Beauty's debut year, the innovative collection of runway-inspired shades for lips, eyes and skin, as of March 2012, was being sold in more than 100 doors.

On the subject of Burberry, as we previously reported discussions that began in December between Interparfums SA and Burberry on the creation of a new operational structure for the fragrance and beauty business are continuing as of the date of this letter. For more information regarding our relationship with Burberry, please see our 2011 Annual Report on Form 10-K, as well as the other reports we file from time to time with the Securities and Exchange Commission. Of course, we will update our public disclosure as events may warrant.

Also in the pipeline for 2012 will be our first new program for Boucheron built around the Jaïpur line, and a new Lanvin women's scent, building upon the Jeanne Lanvin couture line. Top line growth in 2012 will be primarily spurred by brand extensions and development rather than mega launches.

We also added two new brands in 2011 – Balmain and


BURBERRY
BODY
THE NEW FRAGRANCE
FOR WOMEN
BURBERRY
BODY

Burberry *Body (2011)*

Repetto. With couture roots dating back to 1945, today Balmain is a major trendsetter in the world of high-end, ultra chic, luxury fashion, best known for its audacious ready-to-wear. Effective January 1, 2012, we took over the production and distribution of existing Balmain fragrances for men and women. We look forward to participating in and contributing to the revival of the brand under a most talented fashion director. Our first initiative will be a re-launch of the fragrance *Ivoire*, circa 1980, which is scheduled in late 2012. We have enjoyed great success participating in the reinvigoration of fabulous older brands under the auspices of a great designer and/or merchandiser.

The other brand added in 2011 was Repetto. Established in 1947, the Repetto name has been legendary in the world of dance, and more recently, has become an up and comer in the world of fashion. Repetto has developed timeless and must-have collections infusing such products as dance shoes, ballet slippers, flat shoes, and sandals with its signature style, along with handbags and accessories. Repetto has been undergoing an ambitious plan of international expansion mainly in Europe and more recently Asia, notably South Korea and Japan, where its mix of cross-generational appeal and French chic has met with great enthusiasm. We are creating the first ever Repetto fragrance with a debut date in 2013.

U.S.-BASED OPERATIONS

2011 was also a year of growth for our U.S.-based operations. Many of the fragrance and beauty products borne from our partnerships with U.S. specialty retailers have been a huge success internationally. Fragrance and beauty products bearing great American names like the Gap, Banana Republic and bebe are selling internationally in upscale retailers, including department and specialty retailers and duty free stores, in addition to product sales in domestic namesake stores.

The licensing component of specialty retail and U.S. designer brands has enabled our U.S.-based sales to grow to over $60 million from a very low base in rather short order. This business is being nurtured by adding new names, pursuing wider distribution for existing brands and products, and creating new products and variations of existing ones. In 2011, we brought *Near* and *Deep* for Gap and *Wildbloom* for Banana Republic to market. *Too Too*, our first new Betsey Johnson scent since taking over the brand's fragrance franchise, was also introduced. These activities continue into 2012, with the spring 2012 introduction of *Gap Established 1969* and *Wildbloom Vert* for Banana Republic. An entirely new bebe fragrance family, *Wishes & Dreams* and a new Brooks Brothers scent called *Miss Madison* will unveil in 2012.

During 2011, we added Anna Sui to our portfolio of brands. Anna Sui is an American designer and a fashion superstar throughout Asia where she embodies the American success story. The brand combines the very sweet feminine "girly girl" with a touch of nostalgia, hipness and rock-and-roll. Effective 2012 we took over production, distribution and inventory of the existing Anna Sui fragrance collections and a new women's flanker scent, *Fairy Dance Secret Wish*, has begun to rollout in Europe and Asia, followed by the U.S. in the fall. A major new product launch for the Anna Sui brand is planned for fall 2013.

During 2011 we developed products and marketing strategies for Nine West, one of our newer specialty retail/licensing relationships. *Love Fury*, the first product launch, was unveiled in January 2012 at 282 Nine West stores and at 650 Macy's doors, with international rollout also underway.

CONCLUSION

Our pursuit of additional partnerships is on-going. We are open to brands making a comeback, those that have been underserved by their current licensee, and of course fragrance orphans. Most of all, we look for brands with upside potential and staying power. We have every expectation that 2012 will be another record year and have the financial strength and flexibility, talent in the U.S. and in Europe, the infrastructure and distribution in place, to achieve our goals.

Our thanks go to the nearly 300 members of Inter Parfums team. This committed, talented and hardworking group has made our company the financial success it has become and for making it a partner of choice for a growing list of brands.

Sincerely yours,



Jean Madar
Chairman of the Board &
Chief Executive Officer



Philippe Benacin
Vice Chairman of the Board
& President


GAP
ESTABLISHED
1969
GAP
ESTABLISHED
1969
9
6
9
1

***GAP** 1969 (2012)*

the Company


Introducing the new fragrance
WILDBLOOM VERT
LET YOUR SPIRIT BLOOM
BANANA REPUBLIC

Banana Republic *Wildbloom Vert (2012)*

WE ARE INTER PARFUMS, INC. WE OPERATE IN THE FRAGRANCE BUSINESS, AND MANUFACTURE, MARKET AND DISTRIBUTE A WIDE ARRAY OF FRAGRANCES AND FRAGRANCE RELATED PRODUCTS. ORGANIZED UNDER THE LAWS OF THE STATE OF DELAWARE IN MAY 1985 AS JEAN PHILIPPE FRAGRANCES, INC., WE CHANGED OUR NAME TO INTER PARFUMS, INC. IN JULY 1999. WE HAVE ALSO RETAINED OUR BRAND NAME, JEAN PHILIPPE FRAGRANCES, FOR SOME OF OUR MASS MARKET PRODUCTS.

Our worldwide headquarters and the office of our three (3) wholly-owned United States subsidiaries, Jean Philippe Fragrances, LLC and Inter Parfums USA, LLC, both New York limited liability companies, and Nickel USA, Inc., a Delaware corporation, are located at 551 Fifth Avenue, New York, New York 10176, and our telephone number is 212.983.2640.

Our consolidated wholly-owned subsidiary, Inter Parfums Holdings, S.A., and its majority-owned subsidiary, Interparfums SA, maintain executive offices at 4, Rond Point des Champs Elysees, 75008 Paris, France. Our telephone number in Paris is 331.5377.0000. Interparfums SA is the majority owner of three (3) distribution subsidiaries, Inter Parfums Limited, Inter Parfums Gmbh and Inter Parfums srl, covering territories in The United Kingdom, Germany and Italy, respectively, and is the sole owner of two (2) distribution subsidiaries, Inter España Parfums et Cosmetiques, SL, covering the territory of Spain and Interparfums Luxury Brands, Inc., a Delaware corporation, for distribution of prestige brands in the United States. Interparfums SA is also the sole owner of Interparfums (Suisse) SARL, a company formed to hold and manage certain brand names, and Interparfums Singapore Pte., Ltd., an Asian sales and marketing office.

Our common stock is listed on The Nasdaq Global Select Market under the trading symbol "IPAR". The common shares of our subsidiary, Interparfums SA, are traded on the Euronext Exchange.

We maintain our internet website at **www.interparfumsinc.com** which is linked to the SEC Edgar database. You can obtain through our website, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we have electronically filed them with or furnished them to the SEC.

We operate in the fragrance business and manufacture, market and distribute a wide array of fragrances and fragrance related products. We manage our business in two segments, European based operations and United States based operations. Our prestige fragrance products are produced and marketed by our European operations through our 74% owned subsidiary in Paris, Interparfums SA, which is also a publicly traded company as 26% of Interparfums SA shares trade on the Euronext. Prestige cosmetics and prestige skin care products represent less than 1% of consolidated net sales.

Our business is not capital intensive, and it is important to note that we do not own any manufacturing facilities. We act as a general contractor and source our needed components from our suppliers. These components are received at one of our distribution centers and then, based upon production needs, the components are sent to one of several third party fillers which manufacture the finished product for us and deliver them back to one of our distribution centers.

As with any business, many aspects of our operations are subject to influences outside our control. We discuss in greater detail risk factors relating to our business in Item 1A of the Annual Report on Form 10-K for the fiscal year ended December 31, 2011, and the reports that we file from time to time with the Securities and Exchange Commission.

EUROPEAN OPERATIONS

We produce and distribute our prestige fragrance products primarily under license agreements with brand owners, and prestige product sales represented approximately 90% of net sales for 2011. We have built a portfolio of prestige brands, which include Burberry, Lanvin, Jimmy Choo, Van Cleef & Arpels, Montblanc, Paul Smith, Boucheron, S.T. Dupont, Balmain, and Repetto, whose products are distributed in over 120 countries around the world. Shipments to our distribution subsidiaries are not recognized as sales until that merchandise is sold by our distribution subsidiary to its customers.

Burberry is our most significant license, as sales of Burberry products represented 50%, 53% and 57% of net sales for the years ended December 31, 2011, 2010 and 2009, respectively. In addition, we own the Lanvin brand name for our class of trade and sales of Lanvin product represented 13%, 15% and 14% of net sales for the years ended December 31, 2011, 2010 and 2009, respectively.

Our prestige products focus on niche brands with a devoted following. By concentrating in markets where the brands are best known, we have had many successful launches. We typically launch new fragrance families for our brands every year or two, with some frequent "seasonal" fragrances introduced as well.

The creation and marketing of each product family is intimately linked with the brand's name, its past and present positioning, customer base and, more generally, the prevailing market atmosphere. Accordingly, we generally study the market for each proposed family of fragrance products for almost a full year before we introduce any new product into the market. This study is intended to define the general position of the fragrance family and more particularly its scent, bottle, packaging and appeal to the buyer. In our opinion, the unity of these four elements of the marketing mix makes for a successful product.


BURBERRY
BODY
THE NEW FRAGRANCE
FOR WOMEN

Burberry *Burberry Body (2011)*

UNITED STATES OPERATIONS

Our specialty retail and mass market fragrance and fragrance related products are marketed through our United States operations and represented 10% of sales for the year ended December 31, 2011. These fragrance products are sold under trademarks owned by us or pursuant to license or other agreements with the owners of brands which include the *Gap, Banana Republic, Anna Sui, Brooks Brothers, bebe, Betsey Johnson, Nine West, Lane Bryant and Jordache.*

BUSINESS STRATEGY

FOCUS ON PRESTIGE BEAUTY BRANDS

Prestige beauty brands are expected to contribute significantly to our growth as it represented 90% of total business in 2011. We focus on developing and launching quality fragrances utilizing internationally renowned brand names. By identifying and concentrating in the most receptive market segments and territories where our brands are known, and executing highly targeted launches that capture the essence of the brand, we have had a history of successful launches. Certain fashion designers and other licensors choose Inter Parfums as a partner because our Company's size enables us to work more closely with them in the product development process as well as our successful track record.

GROW PORTFOLIO BRANDS THROUGH NEW PRODUCT DEVELOPMENT AND MARKETING

We grow through the creation of fragrance family extensions within the existing brands in our portfolio. Every year or two we create a new family of fragrances for each brand in our portfolio. We frequently introduce "seasonal" fragrances as well. With new introductions, we leverage our ability and experience to gauge trends in the market and further leverage the brand name into different product families in order to maximize sales and profit potential. We have had success in introducing new fragrance families (sub-brands, or flanker brands) within our brand franchises. Furthermore, we promote the smooth and consistent performance of our prestige perfume operations through knowledge of the market, detailed analysis of the image and potential of each brand name, a "good dose" of creativity and a highly professional approach to international distribution channels.

CONTINUE TO ADD NEW BRANDS TO OUR PORTFOLIO THROUGH NEW LICENSES OR ACQUISITIONS

Prestige brands are the core of our business and we intend to add new prestige beauty brands to our portfolio. Over the past twenty years, we have built our portfolio of well-known prestige brands through acquisitions and new license agreements. We intend to further build on our success in prestige fragrances and pursue new licenses and acquire new brands to strengthen our position in the prestige beauty market. We identify prestige brands that can be developed and marketed into a full and varied product families and, with our technical knowledge and practical experience gained over time, take licensed brand names through all phases of concept, development, manufacturing, marketing and distribution.

EXPAND EXISTING PORTFOLIO INTO NEW CATEGORIES

We intend to continue to broaden our product offering beyond the fragrance category and offer other fragrance related products and personal care products such as skin care, cosmetics and hair care under some of our existing brands. We believe such product offerings meet customer needs and further


Marry me!
Love Edition
LANVIN
PARIS


Marry me!

***Lanvin** Marry Me! Love Edition (2011)*

strengthen customer loyalty. We also plan to draw upon the skin care product expertise that the Nickel team brings, as we explore other opportunities in the treatment side of the beauty business beyond the Nickel brand.

CONTINUE TO BUILD GLOBAL DISTRIBUTION FOOTPRINT

Our business is a global business and we intend to continue to build our global distribution footprint. In order to adapt to changes in the environment and our business, we have modified our distribution model and have formed and are operating joint ventures or distribution subsidiaries in the major markets of the United States, United Kingdom, Italy, Spain and Germany for distribution of prestige fragrances.

We might enter into future joint ventures arrangements or acquire distribution companies within other key markets to distribute certain of our prestige brands. However, we cannot assure you that we will be able to enter into any future joint venture arrangements or acquire distribution companies on terms favorable to us, or if we do, that any such transaction will be successful. We believe that in certain markets vertical integration of our distribution network is one of the keys to future growth of our company, and ownership of such distribution should enable us to better serve our customers' needs in local markets and adapt more quickly as situations may determine.


JIMMY CHOO
PARFUMS

***Jimmy Choo** Jimmy Choo (2011)*

BUILD SPECIALTY RETAIL BUSINESS.

We believe the beauty industry has experienced a significant growth in specialty retail, and we now have agreements in place for the following brands, Gap and Banana Republic, New York & Company, Brooks Brothers, bebe, Nine West, Betsey Johnson, Lane Bryant and Anna Sui. We are responsible for product development, formula creation, packaging and manufacturing under all of those brands. We also develop product and supply fragrances for Anthropologie stores, catalog and its internet business on an as needed and when ordered basis. Gap, Banana Republic, New York & Company, Retail Brand Alliance (for Brooks Brothers), bebe Stores, Inc., Anthropologie, Nine West, Betsey Johnson, Lane Bryant and Anna Sui are innovative specialty retailers which offer a variety of lifestyle merchandise to highly defined customer niches.

In addition, we have been approached by other specialty retailers to determine if there is interest in establishing a relationship whereby we would design, produce and manufacture fragrance and fragrance related products similar to our existing relationships with specialty retailers. However, we cannot assure you that we will be able to enter into any similar future arrangements on terms favorable to us, or if we do, that any such arrangements will be successful.

RECENT DEVELOPMENTS

BURBERRY

In December 2011, the Company and Burberry Group began to explore ways to work more closely together to realize the brand's potential and we are currently in discussions regarding the potential establishment of a new operating structure for the Burberry fragrance and beauty business. As there can be no assurance that an agreement will be reached, Burberry has exercised its right to evaluate the purchase price for the unexpired term of the existing license. In this process, Burberry has until July 31, 2012 to determine whether it wishes to buy out the unexpired portion of the license as of December 31, 2012 or continue the existing contract which runs through December 31, 2017. As previously disclosed, if Burberry were to buy back the license, then the purchase price will be the greater of the fair market value of the unexpired term of the license or 70% of 2010 net wholesale sales of Burberry products. As of the date of this report, discussions are continuing.


BURBERRY
BURBERRY

***Burberry** Beauty (2011)*

REPETTO

In December 2011 we entered into a thirteen-year exclusive worldwide license agreement to create, produce and distribute perfumes and ancillary products under the Repetto brand. Our rights under the agreement commenced on January 1, 2012. The agreement is subject to certain minimum advertising expenditures and royalty payments as are customary in our industry.

PIERRE BALMAIN

In July 2011, we entered into a twelve-year exclusive worldwide license agreement to create, produce and distribute perfumes and ancillary products under the Balmain brand. Our rights under the agreement commenced on January 1, 2012 when we took over production and distribution of existing Balmain fragrances. The agreement is subject to certain minimum sales, advertising expenditures and royalty payments as are customary in our industry. We also paid an up front entry fee of €2.1 million (approximately $2.7 million) for this license.

THE GAP INC.

In July 2011, we renewed our exclusive agreement with The Gap, Inc. to develop, produce, manufacture and distribute fragrances for Gap and Banana Republic brand names to be sold in Gap and Banana Republic retail stores in the United States and Canada. In July 2011, we also renewed our license agreement with The Gap Inc. for international distribution of fragrances through Gap and Banana Republic stores as well as select specialty and department stores outside the United States, including duty-free and other travel related retailers.

These renewal agreements, which took effect on January 1, 2012 and run through December 31, 2014, contain terms and conditions similar to those of the original agreements.

ANNA SUI

In June 2011, we entered into a ten-year exclusive worldwide fragrance license agreement, with two five-year renewal options, to create, produce and distribute perfumes and fragrance-related products under the Anna Sui brand. Our rights under the agreement commenced on January 1, 2012 when we took over production and distribution of the existing Anna Sui fragrance collections. The agreement is subject to certain minimum sales, advertising expenditures and royalty payments as are customary in our industry. We have paid an upfront entry fee of $2.0 million for this license and we agreed to purchase current inventory and certain other assets of the former licensee.

S.T. DUPONT

In April 2011, we renewed our license agreement with S.T. Dupont for the creation, development and distribution of fragrance products through December 31, 2016. Our initial eleven-year license agreement with S.T. Dupont was signed in June 1997, and had previously been extended in 2006 for an additional three years until June 2011.

LANE BRYANT

In March 2011, we entered into an exclusive agreement with a unit of Charming Shoppes, Inc. for its flagship brand, Lane Bryant. Under the agreement, Inter Parfums designs and manufactures personal care products for the Lane Bryant brand, while Lane Bryant is responsible for marketing, promoting and selling these products. The initial term of the contract, which may be extended by mutual consent, runs through December 31, 2015.

U.S. DISTRIBUTION OF PRESTIGE PRODUCTS

Beginning January 1, 2011, Interparfums Luxury Brands, Inc., a U.S. subsidiary of our French subsidiary Interparfums SA, assumed all U.S. prestige fragrance distribution responsibilities. In addition, under the terms of a four-year agreement, Interparfums Luxury Brands, Inc. and Clarins Fragrance Group USA (a Division of Clarins Group in the U.S. responsible for the Thierry Mugler, Azzaro, Porsche Design, David Yurman and Swarovski brands) share and manage an expanded sales force. Logistical and administrative support is provided by Clarins Group USA from its Park Avenue offices in New York and its warehouse in Orangeburg, New York.

PRODUCTION AND SUPPLY

THE STAGES OF THE DEVELOPMENT AND PRODUCTION PROCESS FOR ALL FRAGRANCES ARE AS FOLLOWS:

- Simultaneous discussions with perfume designers and creators (includes analysis of esthetic and olfactory trends, target clientele and market communication approach);
- Concept choice;
- Produce mock-ups for final acceptance of bottles and packaging;
- Receive bids from component suppliers (glass makers, plastic processors, printers, etc.) and packaging companies;
- Choose our suppliers;
- Schedule production and packaging;
- Issue component purchase orders;
- Follow quality control procedures for incoming components; and
- Follow packaging and inventory control procedures.

SUPPLIERS WHO ASSIST US WITH PRODUCT DEVELOPMENT INCLUDE:

- Independent perfumery design companies (Federico Restrepo, Fabien Baron, Aesthete, Ateliers Dinand);
- Perfumers (IFF, Firmenich, Robertet, Givaudan, Takasago) which create a fragrance consistent with our expectations and, that of the fragrance designers and creators;
- Contract manufacturers of components such as glassware (Saint Gobain, Saverglass, Pochet, Nouvelles Verreries de Momignie), caps (MT Packaging, Codiplas, Risdon, Newburgh) or boxes (Printor Packaging, Draeger);
- Production specialists who carry out packaging (MF Production, Brand, CCI, IKI Manufacturing) or logistics (SAGA for storage, order preparation and shipment).


ANNA
SUI
FAIRY DANCE
Secret Wish

Anna Sui *Fairy Dance Secret Wish (2012)*

For our prestige products, approximately 80% of component and production needs are purchased from approximately 50 suppliers out of a total of over 180 active suppliers. The suppliers' accounts for our European operations are primarily settled in euro and for our United States operations, suppliers' accounts are primarily settled in U.S. dollars. The components for our specialty retail products are sourced and our specialty retail products are primarily produced and filled in the United States, and our mass market products are manufactured, produced or filled in the United States or China.

MARKETING AND DISTRIBUTION

PRESTIGE PRODUCTS

Our prestige products are distributed in over 120 countries around the world through a selective distribution network. For the majority of our international distribution of prestige products, we contract with independent distribution companies specializing in luxury goods. In each country, we designate anywhere from one to three distributors on an exclusive basis for one or more of our name brands. We also distribute our prestige products through a variety of duty free operators, such as airports and airlines and select vacation destinations.

As our business is a global business, we intend to continue to build our global distribution footprint. We presently operate through our distribution subsidiaries in the major markets of the United Kingdom, Italy, Spain and Germany for distribution of prestige fragrances. In addition, during 2010 we formed Interparfums Luxury Brands, Inc., a Delaware corporation and subsidiary of our French subsidiary Interparfums SA, for distribution of prestige brands in the United States. It has also entered into an agreement with Clarins Fragrance Group USA (a Division of Clarins Group) effective January 1, 2011. Shipments to these subsidiaries are not recognized as sales until that merchandise is sold by our distribution subsidiary to its customers.

Further, we may enter into future joint ventures arrangements or acquire distribution companies within other key markets to distribute certain of our licensed prestige brands. However, we cannot assure you that we will be able to enter into any future joint venture arrangements or acquire distribution companies on terms favorable to us, or if we do, that any such transaction will be successful. We believe that in certain markets vertical integration of our distribution network is one of the keys to future growth of our company, and ownership of such distribution should enable us to better serve our customers' needs in local markets and adapt more quickly as situations may determine.

Our third party distributors vary in size depending on the number of competing brands they represent. This extensive and diverse network together with our own distribution subsidiaries provides us with a significant presence in over 120 countries around the world.

Approximately 40% of our prestige fragrance net sales are denominated in U.S. dollars. We address certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. We primarily enter into foreign currency forward exchange contracts to reduce the effects of fluctuating foreign currency exchange rates.

The business of our European operations has become increasingly seasonal due to the timing of shipments by our majority-owned distribution subsidiaries to their customers, which are weighted to the second half of the year.

SPECIALTY RETAIL AND MASS MARKET PRODUCTS

We do not presently market and distribute Gap, Banana Republic, New York & Company, Brooks Brothers or Lane Bryant specialty retail products to third parties in the United States. Marketing and distribution for such brands are the responsibility of the brand owners which market and sell the products we produce in their own retail locations. However, with respect to our agreements with bebe Stores, Inc., Nine West, Betsey Johnson and Anna Sui, we distribute or plan to distribute product to their stores as well as to other retail outlets and department stores within the United States.

With respect to Gap, Banana Republic, Brooks Brothers, bebe brands, Nine West, Betsey Johnson and Anna Sui, we also distribute or plan to distribute product to specialty retailers and department stores outside the United States including duty free and other travel-related retailers. We utilize our in house sales team to reach our distributors and customers outside the United States.

In addition, the business of our United States operations has become increasingly seasonal as shipments to our specialty retail customers are weighted toward the second half of the year.

Mass merchandisers are the target customers for our mass market products. In addition, our mass market products are sold to wholesale distributors, specialty store chains, and to multiple locations of accessory, jewelry and clothing outlets. These products are sold through a highly efficient and dedicated in house sales team and reach approximately 10,000 retail outlets throughout the United States and abroad.


ANNA
SUI
ANNA SUI
ANNA
SUI
ANNA
SUI
ANNA
SUI
FORBIDDEN
AFFAIR
ANNA SUI
ANNA
SUI
Flight of Fancy

the Products

WE PRODUCE AND DISTRIBUTE OUR PRESTIGE FRAGRANCE PRODUCTS PRIMARILY UNDER LICENSE AGREEMENTS WITH BRAND OWNERS. UNDER LICENSE AGREEMENTS, WE OBTAIN THE RIGHT TO USE THE BRAND NAME, CREATE NEW FRAGRANCES AND PACKAGING, DETERMINE POSITIONING AND DISTRIBUTION, AND MARKET AND SELL THE LICENSED PRODUCTS, IN EXCHANGE FOR THE PAYMENT OF ROYALTIES. OUR RIGHTS UNDER LICENSE AGREEMENTS ARE ALSO GENERALLY SUBJECT TO CERTAIN MINIMUM SALES REQUIREMENTS AND ADVERTISING EXPENDITURES.

We have built a portfolio of licensed prestige brands, which include Burberry, Jimmy Choo, Van Cleef & Arpels, Montblanc, Paul Smith, S.T. Dupont, Boucheron, Balmain and Repetto. In addition, we are the owner of the Lanvin and Nickel brand names and trademarks for our class of trade. Our exclusive world-wide licenses for these brands expire on the following dates:

Brand Name	Licensed Expiration Date
Burberry	December 31, 2017, unless the buyback option is exercised
Jimmy Choo	December 31, 2021
Van Cleef & Arpels	December 31, 2018, plus a 5-year optional term if certain sales targets are met
Montblanc	December 31, 2020
Paul Smith	December 31, 2017
S.T. Dupont	December 31, 2016
Boucheron	December 31, 2025, plus a 5-year optional term if certain sales targets are met
Balmain	December 31, 2023
Repetto	December 31, 2024


prestige
Fragrances


BURBERRY
BRIT
SUMMER
EDITION
FOR WOMEN
EAU DE
TOILETTE
100 ML ℮ 3.3 FL.OZ
BURBERRY
BRIT
SUMMER
EDITION
FOR MEN
EAU DE
TOILETTE
NATURAL SPRAY
VAPORISATEUR
100 ML ℮ 3.3 FL.OZ

Burberry *Brit Summer Edition (2012)*

BURBERRY

BURBERRY

Burberry is our leading prestige fragrance brand and we operate under an exclusive worldwide license with Burberry Group that was originally entered into in 1993 and replaced by a new agreement in 2004.

We have had significant success in introducing new fragrance families under the Burberry brand name. Lines currently in distribution include: *Burberry* (1995), *Burberry Week End* (1997), *Burberry Touch* (2000), *Burberry Brit* (2003/2004), *Burberry London* (2006), *Burberry The Beat* (2008), *Burberry Sport* (2010), a make-up line, *Burberry Beauty* (2010), *and Burberry Body* (2011). With sales for the first time surpassing the $300 million milestone, Burberry fragrances continued its trajectory of sustained growth. Current year growth is the result of a solid performance by the brands historic lines and the highly successful launch of *Burberry Body.*

In December 2011, the Company and Burberry Group began to explore ways to work more closely together to realize the brand's potential and we are currently in discussions regarding the potential establishment of a new operating structure for the Burberry fragrance and beauty business. As there can be no assurance that an agreement will be reached, Burberry has exercised its right to evaluate the purchase price for the unexpired term of the existing license. In this process, Burberry has until July 31, 2012 to determine whether it wishes to buy out the unexpired portion of the license as of December 31, 2012 or continue the existing contract which runs through December 31, 2017.


BURBERRY
BRIT
BURBERRY.COM
FRAGRANCES FOR WOMEN AND MEN

***Burberry** Brit (2008)*


Jeanne
LANVIN
Jeanne
LANVIN

LE PARFUM FÉMININ DE

LANVIN

PARIS

www.interparfums.fr


Marry me!
LANVIN
Marry me!
Marry me!
Marry me!

Lanvin *Marry Me! (2010)*

LANVIN

LANVIN

In July 2007 we acquired the worldwide rights to the Lanvin brand names and international trademarks listed in Class 3 that we had previously licensed in June 2004. A synonym of luxury and elegance, the Lanvin fashion house, founded in 1889 by Jeanne Lanvin, expanded into fragrances in the 1920s.

Today, Lanvin fragrances occupy important positions in the selective distribution market in France, Europe and Asia. Current lines in distribution include: *Arpège* (1927), *Lanvin L'Homme* (1997), *Eclat d'Arpège* (2002), *Arpège pour Homme* (2005), *Rumeur* (2006), *Rumeur 2 Rose* (2007), *Jeanne Lanvin* (2008), *Lanvin L'Homme Sport* (2009), and *Marry Me!* (2010). With no new launches in 2011, sales of Lanvin fragrances continue to expand with steady contribution from its *Eclat d'Arpège* line combined with the continued growth in the *Jeanne Lanvin* and *Marry Me!* lines.


ÉCLAT
D'ARPÈGE
LANVIN
PARIS

Lanvin *Eclat D'Arpège Limited Edition (2010)*

JIMMY CHOO

JIMMY CHOO

In October 2009 we entered into an exclusive, worldwide license agreement that commenced on January 1, 2010 for the creation, development and distribution of fragrances under the Jimmy Choo brand.

With a heritage in luxury footwear, Jimmy Choo today encompasses a complete luxury lifestyle accessory brand with women's shoes, handbags, small leather goods, sunglasses and eyewear. Its products are available in the growing network of Jimmy Choo freestanding stores as well as in the most prestigious department, specialty and duty free stores worldwide.

We believe that this relationship with Jimmy Choo offers a perfect fit with our strategy of expanding our brand portfolio to include new universes and represents an important milestone in our development. This brand possesses the quintessential qualities to ensure the ambitious development of fragrance lines that will be supported by significant advertising commitments over the coming years.

In January 2011, our first fragrance under the Jimmy Choo brand was initially launched in select distribution in the United Kingdom and the United States, and this signature scent rolled out globally in Spring 2011. Throughout 2011, Jimmy Choo product sales exceeded our expectations with rapid reorders at the point of sale. Sales topped $40 million in 2011 and we anticipate continued expansion in 2012.


JIMMY CHOO
PARFUMS

Jimmy Choo *Parfum (2011)*


First
Van Cleef & Arpels


Van Cleef & Arpels
HAUTE PARFUMERIE
Féerie

***Van Cleef & Arpels** Feerie (2008)*

Van Cleef & Arpels

VAN CLEEF & ARPELS

In September 2006, we entered into an exclusive, worldwide license agreement for the creation, development and distribution of fragrance and related bath and body products under the Van Cleef & Arpels brand and related trademarks.

Van Cleef & Arpels fragrances in current distribution include: *First* (1976), *Van Cleef pour Homme* (1978), *Tsar* (1989), *Van Cleef* (1994), *First 1er Bouquet* (2008), *Féerie* (2008), *Collection Extraordinaire* (2009), *Oriens* (2010), *Midnight in Paris* (2010).

For the past two years we have been fine tuning the product range and repositioning our Van Cleef & Arpels fragrances in the exclusive high-end segment. With two new product launches in 2010 and no new launches in 2011, we saw sales decline of approximately 21% in local currency in 2011. We hope to reverse that trend with a new line for Van Cleef & Arpels, which is under development with an expected launch in 2013.


Van Cleef & Arpels
HAUTE PARFUMERIE
ORIENS
Van Cleef & Arpels

***Van Cleef & Arpels** Oriens (2010)*

MONT BLANC

MONTBLANC

In January 2010 we entered into an exclusive, worldwide license agreement, commencing on July 1, 2010, for the creation, development and distribution of fragrances and fragrance related products under the Montblanc brand.

Montblanc has achieved a world-renowned position in the luxury segment and has become a purveyor of exclusive products which reflect today's exacting demands for timeless design, tradition and master craftsmanship. Through its leadership positions in writing instruments, watches and leather goods, promising growth outlook in women's jewelry, active presence in more than 70 countries, network of more than 350 boutiques worldwide and high standards of product design and quality, Montblanc offers our company growth potential for development in fragrances and ancillary products.

On July 1, 2010 we commenced distribution of Montblanc's legacy fragrances, which include: *Présence* (2001) , *Présence D'une Femme* (2002), *Individuel* (2004), *Femme Individuelle* (2004), *Starwalker* (2005), *Femme de Montblanc* (2006) and *Homme Exceptionnel* (2006).

In the Spring 2011 we launched a new Montblanc fragrance, *Legend*, the success of which significantly exceeded our initial expectations. For 2011, Montblanc fragrance sales aggregated $42.5 million. For 2012, we are developing our first women's fragrance under the Montblanc brand.


FRED & FARID
MONT
BLANC
LEGEND
THE NEW FRAGRANCE
MONTBLANC

Mont Blanc *Legend (2011)*


paul smith
sunshine
edition
paul smith
sunshine
edition

Paul Smith *Sunshine Edition Men and Women (2011)*

Paul Smith

PAUL SMITH

We signed an exclusive license agreement with Paul Smith in December 1998, for the creation, development and worldwide distribution of Paul Smith perfumes and cosmetics. In July 2008 we extended this license for an additional seven years through December 31, 2017.

Paul Smith is an internationally renowned British designer who creates fashion with a clear identity. Paul Smith has a modern style which combines elegance, inventiveness and a sense of humor and enjoys a loyal following, especially in the UK and Japan. Fragrances include: *Paul Smith* (2000), *Paul Smith Extrême* (2002), *Paul Smith Story* (2006), *Paul Smith Rose* (2007) *Paul Smith Man* (2009), *Paul Smith Man 2* (2010) and *Optimistic* (2011).


Paul

Paul Smith



Paul Smith
PARFUMS
PAUL SMITH
MAN
2
2
THE NEW FRAGRANCE FOR MEN
WWW.PAULSMITH.CO.UK

***Paul Smith** Man (2011)*


PARFUMS
S.T. Dupont
PARIS
Essence pure
ocean

S.T. **Dupont** *Essence Pure Ocean Men and Women (2012)*


PASSENGER
S.T. Dupont
Cruise
EAU DE PARFUM POUR FEMME
100 ml ℮ 3.3 fl.oz.

***S.T. Dupont** Passenger Cruise (2011)*

S.T. Dupont
PARIS

S.T. DUPONT

In June 1997 we signed an exclusive license agreement with S.T. Dupont for the creation, manufacture and worldwide distribution of S.T. Dupont perfumes. In 2011 the agreement was renewed and now runs through December 31, 2016. S.T. Dupont is a French luxury goods house founded in 1872, which is known for its fine writing instruments, lighters and leather goods.

S.T. Dupont fragrances include: *S.T. Dupont* (1998), *S.T. Dupont Essence Pure* (2002), *L'Eau de S.T. Dupont* (2004), *S.T. Dupont Noir* (2006), *S.T. Dupont Blanc* (2007), *S.T. Dupont Passenger* (2008), *S.T. Dupont Rose* (2009), *S.T. Dupont Intense* (2009), *Miss Dupont* (2010), *S.T. Dupont Passenger Cruise* (2011).

BOUCHERON


BOUCHERON
PARIS
BAGUES QUATRE
Collection

BOUCHERON

In December 2010, we entered into an exclusive, worldwide license agreement for the creation, development and distribution of fragrance and related bath and body products under the Boucheron brand.

Boucheron is the French jeweler "par excellence". Founded by Frederic Boucheron in 1858, the House has produced some of the world's most beautiful and precious creations. Today Boucheron creates jewelry and timepieces and, under license from global brand leaders, fragrances and sunglasses. Currently Boucheron operates through over 40 boutiques worldwide as well as an e-commerce site.

The transfer of existing inventory from the former licensee was completed early in 2011, and we then commenced distribution of Boucheron's legacy fragrances. We have completed development of our first new fragrance under the Boucheron brand, which is scheduled for a 2012 launch.

***Boucheron** Jaipur Bracelet (2012)*


Jaïpur
Bracelet
EAU DE PARFUM
BOUCHERON
PARIS

Jaïpur

Bracelet

PARURE DES SENS

BOUCHERON

PARIS



BALMAIN
PARIS

BALMAIN

In July 2011 we entered into a twelve-year exclusive worldwide license agreement to create, produce and distribute perfumes and ancillary products under the Balmain brand. Our rights under the agreement commenced on January 1, 2012 when we took over the production and distribution of existing Balmain fragrances for men and women.

The Balmain couture house was founded in 1945 by Pierre Balmain. In recent years, Balmain has undergone a significant transformation. With the redefinition of its image in ready-to-wear, the brand has become a reference for style, while retaining its distinctive design codes from the haute couture universe. On the strength of its creativity and know-how, the brand has become a major trendsetter.

repetto

PARIS

REPETTO

In December 2011 we entered into a thirteen-year exclusive worldwide license agreement to create, produce and distribute perfumes and ancillary products under the Repetto brand. Our rights under the agreement commenced on January 1, 2012.

Created in 1947 by Rose Repetto at the request of her son, dancer and choreographer Roland Petit, Repetto is today a legendary name in the world of dance. For a number of years it has developed timeless and must-have collections with a fully modernized signature style ranging from dance shoes, ballet slippers, flat shoes, and sandals to more recently handbags and high-end accessories.

With an ambitious plan of international expansion (27 new stores opened in 2011, 22 new points of sale planned for 2012) focusing mainly on Europe, the brand is now branching out into Asia, notably South Korea and Japan where its mix of cross-generational appeal and French chic has met with unprecedented enthusiasm. We expect our first fragrance line to be launched in 2013.


repetto
PARIS
22, rue de la Paix

prestige skin care
& Beauty

NICKEL

soins sérieux pour hommes



ELECTRO SHOCK

Le choc anti-fatigue pour nuits trop courtes


NICKEL
LENDEMAIN DE FÊTE
ELECTRO
SHOCK


NICKEL
NICKEL
NICKEL
NICKEL

***Nickel** Poignée d'Amour (1999), Attention les Yeux (1997), Lendemain de Fête (1996), Bonne Gueule Brun (1996)*

NICKEL

NICKEL

Established in 1996, Nickel has developed two innovative concepts in the world of cosmetics: spas exclusively for male customers and skin care products for men. The Nickel skin care products for the face and body are sold through prestige department and specialty stores primarily in France, the balance of Western Europe and in the United States, as well as through our men's spas in Paris and New York and our licensed spa in London.

Our current focus is on skin care products and we have launched several new skin care categories under the brand name. We intend to continue to develop new and innovative skin care products under the Nickel brand in an attempt to grow the business.

BURBERRY
BEAUTY



BURBERRY BEAUTY

In July 2010, *Burberry Beauty*, the nearly 100 SKU color cosmetic collection, began its rollout to approximately 30 major retail locations globally, including Harrods in London and five Nordstrom locations in the U.S., Holt Renfrew in Canada, Galeries Lafayette in France and Lane Crawford in Hong Kong. The launch of this cosmetics line required a significant investment in its first year to develop the product, build cosmetic counters, hire and train personnel. We believe the *Burberry Beauty* line is an important step to reach new customers and increase brand exposure worldwide.

We rolled out additional products throughout 2011 and distribution was expanded by approximately sixty additional retail outlets for a current total of approximately ninety. We are currently reviewing *Burberry Beauty* results as well as the anticipated financial commitment which may be necessary in order to determine the appropriate level of distribution for *Burberry Beauty* in the years to come.


BURBERRY.COM
BURBERRY
BEAUTY
SPRING/SUMMER 2012

Specialty Retail


bebe
gold
EAU DE PARFUM

***bebe** gold (2011)*

SPECIALTY RETAIL AND DESIGNER PRODUCTS

Specialty retail has become an important part of our overall business, and our United States operations are continuing to expand the global distribution of the specialty retail brands with which we have partnered. In addition, we have been approached by other specialty retailers to determine if there is interest in establishing a relationship whereby we would design, produce and manufacture fragrance and fragrance related products similar to our existing relationships. However, we cannot assure you that we will be able to enter into any similar future arrangements, or if we do, that any such arrangement would be on terms favorable to us or would be successful.

In connection with our specialty retail agreements in our United States operations, we design, produce and manufacture fragrance and fragrance related products for brand name specialty retailers, primarily for sale in their retail stores. This specialty retail business began in 2005 with the signing of an exclusive agreement with The Gap, Inc. covering the Gap and Banana Republic brands in the United States and Canada. We have expanded this business through the years and currently have agreements in place with Brooks Brothers, bebe Stores, Nine West, Betsey Johnson, Lane Bryant and Anna Sui. Our exclusive agreements for specialty retail brands and their expiration dates are as follows:

Brand Name	Expiration Date
The Gap Inc.	December 31, 2014
Brooks Brothers	December 31, 2013, plus a 5-year optional term if certain sales targets are met
New York & Company	October 8, 2012
bebe Stores	June 30, 2014, plus three, 3-year optional terms, if certain sales targets are met
Nine West	December 31, 2016, plus two consecutive 3-year optional terms if certain conditions are met
Betsey Johnson	December 31, 2015, plus a 5-year optional term if certain conditions are met
Lane Bryant	December 31, 2015
Anna Sui	December 31, 2021, plus two 5-year optional terms if certain conditions are met

In addition, our agreements for the Gap, Banana Republic, Brooks Brothers, bebe, Nine West, Betsey Johnson and Anna Sui brands include a license component for worldwide sales to select third party retailers and distributors, in return for royalty payments and certain advertising expenditures as are customary in our industry.

GAP AND BANANA REPUBLIC

In July 2005, we entered into an exclusive agreement with The Gap, Inc. to develop, produce, manufacture and distribute fragrance and fragrance related products for Gap and Banana Republic brand names to be sold in Gap and Banana Republic retail stores in the United States and Canada. In March 2006, the agreement was amended to include fragrance and fragrance related products for Gap Outlet and Banana Republic Factory Stores in the United States and Canada.

In 2008 we expanded our relationship with The Gap Inc. to include a licensing agreement for international distribution of personal care products created for the Gap and Banana Republic brands. We entered into this license agreement to capitalize on cross-border brand awareness of Gap's iconic American style and Banana Republic's affordable luxury, which we have interpreted into a brand-specific assortment of fragrance and fragrance related products. In addition, our


WILDBLOOM
VERT
BANANA REPUBLIC

Banana Republic *Wildbloom Vert (2012)*

long-established relationships with distributors in over 120 countries, and our current infrastructure enabled us to roll-out Gap and Banana Republic products to select department stores, perfumeries, travel retailers, military bases and other appropriate retail outlets around the world.

In July 2011, we renewed our exclusive agreement with The Gap, Inc. to develop, produce, manufacture and distribute fragrances for Gap and Banana Republic brand names to be sold in Gap and Banana Republic retail stores in the United States and Canada. In July 2011, we also renewed our license agreement with The Gap Inc. for international distribution of fragrances through Gap and Banana Republic stores as well as select specialty and department stores outside the United States, including duty-free and other travel related retailers. These renewal agreements, which became effective on January 1, 2012, run through December 31, 2014.

Gap scents in current distribution include: *Close* (2009), *Stay* (2010), *Core* (2010), *Deep* (2011) and *Near* (2011). International distribution began in the Fall of 2009, including an exclusive launch at 240 Sephora doors in Europe. Banana Republic products currently available include: *Classic* (1995), *W* (1995), *Alabaster* (2006), *Jade* (2006), *Rosewood* (2006), *Slate* (2006), *Black Walnut* (2006), *Cordovan* (2007), *Malachite* (2007), *Republic of Women* (2009), *Republic of Men* (2009) and *Wildbloom* (2011).

For 2012, we also have several new products and new product extensions in the works.

bebe STORES

In July 2008, we entered into an exclusive six-year worldwide agreement with bebe Stores, Inc., under which we design, manufacture and supply fragrance, bath and body products and color cosmetics for company-owned bebe stores in the United States and Canada, as well as select specialty and department stores worldwide. We have incorporated bebe's signature look into fragrance and cosmetics for the brand's strong, hip, sexy, and sophisticated clientele.

Our bebe signature fragrance was unveiled at more than 200 bebe stores in the U.S. in August 2009, which was followed by worldwide distribution shortly thereafter. Scents currently available for domestic and international markets include: *bebe* (2009), *bebe Sheer* (2010) and *bebe gold* (2011).

We are currently working on new products and new product extensions for the bebe brand.

NINE WEST

In July 2010, we entered into an exclusive worldwide license agreement with Nine West Development Corporation for the creation, production, marketing and global distribution of women's fragrances under the Nine West brand. The agreement provides for direct sales to Nine West retail stores in the United States, as well as a licensing component, enabling us to sell women's fragrances to better department stores and specialty retailers worldwide.


WILDBLUE

Banana Republic *Wildblue (2012)*

Under the agreement, the initial Nine West signature fragrance will be marketed and sold globally in better department stores, specialty retailers and Nine West retail stores. Nine West is currently sold in 59 countries with flagship stores in leading cities, including New York, Toronto, London, Paris, Tokyo, Hong Kong, Shanghai and Beijing.

Nine West is a subsidiary of Jones Apparel Group, Inc., and a leading designer, marketer and wholesaler of branded apparel, footwear and accessories. Our first fragrance for Nine West, *Love Fury*, launched in the first quarter of 2012.

BETSEY JOHNSON

In July 2010, we entered into an exclusive worldwide agreement for the Betsey Johnson brand, under which we design, manufacture and sell fragrance, color cosmetics as well as other personal care products across a broad retail spectrum. The agreement encompasses both direct sales to global

Betsey Johnson stores and e-commerce site, as well as a licensing component, enabling us to sell these fragrance and beauty products to specialty and department stores as well as other retail outlets worldwide.

New York designer Betsey Johnson joined forces with Chantal Bacon in 1978 and started the Betsey Johnson label, as it is known today. Beginning in 2004, the Betsey Johnson label expanded as a lifestyle brand with the introduction of intimates, handbags and leather goods, footwear, watches, jewelry, eyewear, swimwear, legwear and outerwear. Today there are over sixty-five Betsey Johnson stores worldwide as well as an established wholesale business in international markets.

We believe Betsey Johnson fashion is forever feminine, sometimes whimsical but always recognizable. We envision building an upscale fragrance and beauty enterprise around the qualities that have defined and redefined the Betsey Johnson label for over 30 years. Our first product launch under the Betsey Johnson brand occurred in the second half of 2010 with a new take on the designer's vintage fragrance exclusively for Betsey Johnson. In the second half of the 2011, we launched of our first new Betsey Johnson scent, *Too Too,* with initial distribution in the designer's stores as well as Sephora stores in the U.S. In 2012, we plan to continue to roll-out distribution of Betsey Johnson *Too Too.*



Betsey Johnson *Too Too (2011)*

LANE BRYANT

In March 2011, we entered into an exclusive agreement with a unit of Charming Shoppes, Inc. for its flagship brand, Lane Bryant. Under the agreement, Inter Parfums designs and manufactures personal care products for the Lane Bryant brand to be sold in Lane Bryant stores. Lane Bryant is responsible for marketing, promoting and selling these products.

In Spring 2011, we commenced shipments of a line of performance-based bath, body and specialty products, to be sold under Lane Bryant's Cacique® brand at approximately 130 Lane Bryant stores. Chain wide rollout is anticipated in early 2012. In addition, a signature fragrance was launched in time for the 2011 holiday season.

ANNA SUI

In June 2011, we entered into a ten-year exclusive worldwide fragrance license agreement to produce and distribute perfumes and fragrance-related products under the Anna Sui brand. Our rights under the agreement commenced on January 1, 2012 when we took over production and distribution of the existing Anna Sui fragrance collections.

We will work in partnership with American designer, Anna Sui, and her creative team to build upon the brand's growing customer appeal, and develop new fragrances that capture the brand's very sweet feminine girly aspect, combined with touch of nostalgia, hipness and rock-and-roll. Anna Sui's devoted customer base, which spans the world, is especially strong in Asia. We have high expectations for growing the Anna Sui fragrance franchise by developing new products and expanding the brand's fragrance presence in North America, Europe and the Middle East.

Our first new women's scent for Anna Sui is planned for Fall 2012.

BROOKS BROTHERS

In November 2007, we entered into an exclusive agreement with Retail Brand Alliance, Inc. covering the design, manufacture and supply of personal care products for men and women to be sold at Brooks Brothers locations in the United States as well as a licensing agreement covering Brooks Brothers stores and specialty and department stores outside the United States and duty free and other travel-related retailers.

Brooks Brothers product lines currently available include: *Brooks Brothers New York* (2008), *Black Fleece* (2009), *Brooks Brothers Madison* (2010), and a trio of scents *Black Fleece Red, White, & Blue* (2010).


love
fury
NINE WEST

***Nine West** Love Fury (2011)*


ANNA
SUI
ANNA
SUI
FORBIDDEN
AFFAIR

Anna Sui *Forbidden Affair (2011)*

OTHER SPECIALTY RETAIL

During 2010, we also developed two programs for Anthropologie stores, *Happ & Stahns* and the *Le Labo* collection, both of which have made their debut in 2010. In July 2011, *Happ & Stahns 1842 Rosa Alba* won the 2011 HBA International Packaging Design Award in the Prestige Fragrance category. The winner in this category was voted on by 100 industry professionals.

MASS MARKET:

Our mass market products are comprised of fragrances and fragrance related products. We produce a variety of alternative designer fragrances and personal care products that sell at a substantial discount from their brand name counterparts. Our alternative designer fragrances are similar in scent to highly advertised designer fragrances that are marketed at a higher retail price. Our mass market fragrance brands include several proprietary brand names as well as a license for the Jordache brand. We also market our Aziza line of low priced eye shadow kits, mascara, and pencils, focusing on the young teen market and a line of health and beauty aids under our Intimate and Johnson Parker brands, including shampoo, conditioner, hand lotion and baby oil. All of these products are distributed to the same mass market retailers and discount chains.

QUARTERLY FINANCIAL DATA: (UNAUDITED)

(In thousands, except per share data)

2011	Q1	Q2	Q3	Q4	Full Year
Net Sales	$133,363	$121,063	$171,706	$189,088	$615,220
Gross Margin	86,591	74,986	108,583	116,615	386,774
Net Income	17,340	6,428	13,284	5,897	42,949
Net Income Attributable to					
Inter Parfums, Inc.	12,759	4,993	10,433	4,118	32,303
Net Income Attributable to					
Intèr Parfums, Inc. per Share:					
Basic	$0.42	$0.16	$0.34	$0.13	$1.06
Diluted	0.41	0.16	0.34	0.13	1.05
Average Common Shares Outstanding:					
Basic	30,474	30,506	30,539	30,540	30,515
Diluted	30,634	30,695	30,698	30,685	30,678

2010	Q1	Q2	Q3	Q4	Full Year
Net Sales	$119,373	$107,765	$120,853	$112,420	$460,411
Gross Margin	71,721	64,724	71,275	66,290	274,010
Net Income	8,950	6,983	11,409	8,333	35,675
Net Income Attributable to					
Inter Parfums, Inc.	6,550	5,356	8,448	6,239	26,593
Net Income Attributable to					
Inter Parfums, Inc. per Share:					
Basic	$0.22	$0.18	$0.28	$0.20	$0.88
Diluted	0.22	0.18	0.28	0.20	0.87
Average Common Shares Outstanding:					
Basic	30,192	30,361	30,443	30,446	30,361
Diluted	30,291	30,467	30,564	30,605	30,482

We review goodwill for impairment at least annually during the fourth quarter and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The goodwill relates to our Nickel skin care business which is primarily a component of our European operations. The Company has determined that as of December 31, 2011, the carrying amount of the goodwill exceeded fair value resulting in an impairment loss of $0.8 million.


NORTH AMERICA
24%

CENTRAL & SOUTH AMERICA
10%

United States export sales were approximately $24.9 million, $25.7 million and $14.0 million in 2011, 2010 and 2009, respectively.

Consolidated net sales to customers by region are as follows:

CONSOLIDATED NET SALES TO CUSTOMERS BY REGION

(in thousands)

	Year Ended December 31		
	2011	2010	2009
North America	$150,000	$91,200	$96,800
Europe	246,000	211,800	184,900
Central and South America	61,000	41,900	29,300
Middle East	57,000	45,500	42,300
Asia	95,000	66,500	53,600
Other	6,200	3,500	2,600
	$615,200	$460,400	$409,500

CONSOLIDATED NET SALES TO CUSTOMERS IN MAJOR COUNTRIES

(in thousands)

	Year Ended December 31		
	2011	2010	2009
United States	$138,000	$86,000	$88,000
United Kingdom	45,000	35,000	31,000
France	48,000	37,000	37,000


EUROPE
40%
MIDDLE EAST
9%
ASIA
15%

the Organization

ALL CORPORATE FUNCTIONS,
including product analysis and development, production and sales, and finance are coordinated at the Company's corporate headquarters in New York and at the corporate offices of Interparfums SA in Paris. Each company is organized into two operational units that report directly to general management, and European operations ultimately report to Mr. Benacin and United States operations ultimately report to Mr. Madar.

FINANCE, INVESTOR RELATIONS AND ADMINISTRATION:
Russell Greenberg in the United States and Philippe Santi in France:

- Financial policy and communication, investor relations;
- Financial accounting, cost accounting, budgeting and cash flow management;
- Disclosure requirements of the Securities and Exchange Commission and Commission des Operations de Bourse;
- Labor relations, tax and legal matters and management information systems.

OPERATIONS:
Henry B. Clarke and Alex Canavan in the United States and Axel Marot in France:

- Product development;
- Logistics and transportation;
- Purchasing and industrial relations;
- Quality control and inventory cost supervision.

EXPORT SALES:
Herve Bouillonnec in the United States and Frédéric Garcia-Pelayo and Hugues de la Chevasnerie in France:

- International development strategy;
- Establishment of distributor networks and negotiation of contracts;
- Monitoring of profit margins and advertising expenditures.

SIMPLIED CHART OF THE ORGANIZATION


46%
PHILIPPE BENACIN
JEAN MADAR
INTER PARFUMS, INC.
(NASDAQ -"IPAR")
54%
PUBLIC
SHAREHOLDERS
100%
INTERPARFUMS
HOLDINGS, SA
100%
JEAN PHILIPPE
FRAGRANCES, LLC
100%
INTERPARFUMS
USA, LLC
100%
NICKEL
USA, INC.
74%
INTERPARFUMS SA
(EURONEXT – PARIS)
100%
INTERPARFUMS
LUXURY
BRANDS, INC.
100%
INTERPARFUMS
(SUISSE) SARL
100%
INTERPARFUMS
SINGAPORE
PTE, LTD
100%
INTER ESPÃNA
PARFUMS
ET COSMETIQUES, SL
(SPAIN)
71%
INTERPARFUMS
SRL
(ITALY)
51%
INTERPARFUMS
LIMITED
(UNITED KINGDOM)
51%
INTERPARFUMS
DEUTSCHLAND
GMBH
(GERMANY)

DOMESTIC (HOME COUNTRY) SALES:

Michel Bes in the United States and Jérôme Thermoz in France:

- Establish and apply domestic sales strategy and distribution policy;
- Sales team management and development;
- Monitoring of profit margins and advertising expenditures.

CONTENTS

management's discussion and analysis of financial condition and Results of Operations

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW:

We operate in the fragrance business and manufacture, market and distribute a wide array of fragrances and fragrance related products. We manage our business in two segments, European based operations and United States based operations. Certain prestige fragrance products are produced and marketed by our European operations through our 74% owned subsidiary in Paris, Interparfums SA (formerly Inter Parfums, S.A.), which is also a publicly traded company as 26% of Interparfums SA shares trade on the Euronext. Prestige cosmetics and prestige skin care products represent less than 1% of consolidated net sales.

We produce and distribute our European based prestige fragrance products primarily under license agreements with brand owners, and European based prestige product sales represented approximately 90% of net sales in 2011 and 88% of net sales for both 2010 and 2009. We have built a portfolio of prestige brands, which include *Burberry, Lanvin, Jimmy Choo, Van Cleef & Arpels, Montblanc, Paul Smith, Boucheron, S.T. Dupont, Balmain* and *Repetto*, whose products are distributed in over 120 countries around the world. Shipments to our distribution subsidiaries are not recognized as sales until that merchandise is sold by our distribution subsidiary to their customers.

Burberry is our most significant license, as sales of Burberry products represented 50%, 53% and 57% of net sales for the years ended December 31, 2011, 2010 and 2009, respectively. In addition, we own the Lanvin brand name for our class of trade and sales of Lanvin product represented 13%, 15% and 14% of net sales for the years ended December 31, 2011, 2010 and 2009, respectively.

Through our United States operations we market specialty retail and mass market fragrance and fragrance related products, which represented 10% of net sales in 2011 and 12% of net sales for both 2010 and 2009. These fragrance products are sold under trademarks owned by us or pursuant to license or other agreements with the owners of the *Gap, Banana Republic, Anna Sui, Brooks Brothers, bebe, Betsey*

Johnson, Nine West, Lane Bryant and *Jordache* brands.

Historically, seasonality has not been a major factor for our Company as quarterly sales fluctuations were more influenced by the timing of new product launches than by the third and fourth quarter holiday season. However, in certain markets where we now sell direct to retailers, seasonality is more evident. In 2007 we commenced operations of our European distribution subsidiaries in Italy, Germany, Spain and the United Kingdom, and in January 2011 we commenced operations of our U. S. distribution subsidiary. In addition, our specialty retail product lines sold to U. S. retailers is also concentrated in the second half of the year.

We grow our business in two distinct ways. First, we grow by adding new brands to our portfolio, either through new licenses or other arrangements or out-right acquisitions of brands. Second, we grow through the introduction of new products and supporting new and established products through advertising, merchandising and sampling as well as phasing out existing products that no longer meet the needs of our consumers. The economics of developing, producing, launching and supporting products influence our sales and operating performance each year. Our introduction of new products may have some cannibalizing effect on sales of existing products, which we take into account in our business planning.

Our business is not capital intensive, and it is important to note that we do not own manufacturing facilities. We act as a general contractor and source our needed components from our suppliers. These components are received at one of our distribution centers and then, based upon production needs, the components are sent to one of several third party fillers which manufacture the finished product for us and then deliver them to one of our distribution centers.

As with any business, many aspects of our operations are subject to influences outside our control. We believe we have a strong brand portfolio with global reach and potential. As part of our strategy, we plan to continue to make investments behind fast-growing markets and channels to grow market share.

At this time, we do not believe the recent economic uncertainty and financial market volatility taking place in certain European countries will have a significant impact on our business. This is due in part to our belief that we are well positioned as a result of our strategy to manage our business effectively and efficiently. However, if the degree of uncertainty or volatility worsens or is prolonged, then there will likely be a negative effect on ongoing consumer confidence, demand and spending and as a result, our business. Currently, we believe general economic and other uncertainties still exist in select markets in which we do business. We continue to monitor global economic uncertainties and other risks that may affect our business.

Our reported net sales are impacted by changes in foreign currency exchange rates. A weak U.S. dollar has a positive impact on our net sales. However, earnings are negatively affected by a weak dollar because almost 40% of net sales of our European operations are denominated in U.S. dollars, while all costs of our European operations are incurred in euro. Our Company addresses certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. We primarily enter into foreign currency forward exchange contracts to reduce the effects of fluctuating foreign currency exchange rates.

RECENT IMPORTANT EVENTS

BURBERRY

In December 2011, the Company and Burberry began to explore ways to work more closely together to realize the brand's potential and we are currently in discussions regarding the potential establishment of a new operating structure for the Burberry fragrance and beauty business. As there can be no assurance that an agreement will be reached, Burberry has exercised its right to evaluate the purchase price for the unexpired term of the existing license. In this process, Burberry has until July 31, 2012 to determine whether it wishes to buy out the unexpired portion of the license as of December 31, 2012 or continue the existing contract which runs through December 31, 2017. As previously disclosed, if Burberry were to buy back the license, then the purchase price will be the greater of the fair market value of the unexpired term of the license or 70% of 2010 net wholesale sales of Burberry products.

REPETTO

In December 2011, we entered into a thirteen-year exclusive worldwide license agreement to create, produce and distribute perfumes and ancillary products under the Repetto brand. Our rights under the agreement commenced on January 1, 2012. The agreement is subject to certain minimum advertising expenditures and royalty payments as are customary in our industry.

THE GAP INC.

In July 2011, we renewed our exclusive agreement with The Gap, Inc. to develop, produce, manufacture and distribute fragrances for Gap and Banana Republic brand names to be sold in Gap and Banana Republic retail stores in the United States and Canada. In July 2011, we also renewed our license agreement with The Gap Inc. for international distribution of fragrances through Gap and Banana Republic stores as well as select specialty and department stores outside the United States, including duty-free and other travel related retailers.

These renewal agreements, which took effect on January 1, 2012 and run through December 31, 2014, contain terms and conditions similar to those of the original agreements.

PIERRE BALMAIN

In July 2011, we entered into a twelve-year exclusive worldwide license agreement to create, produce and distribute perfumes and ancillary products under the Balmain brand. Our rights under the agreement commenced on January 1, 2012 when we took over production and distribution of existing Balmain fragrances. The agreement is subject to certain minimum sales, advertising expenditures and royalty payments as are customary in our industry. The Company paid an up front entry fee of €2.1 million (approximately $2.7 million) for this license.

ANNA SUI

In June 2011, we entered into a ten-year exclusive worldwide fragrance license agreement, with two five-year renewal options, to create, produce and distribute perfumes and fragrance-related products under the Anna Sui brand. Our rights under the agreement commenced on January 1, 2012 when we took over production and distribution of the existing Anna Sui fragrance collections. The agreement is subject to certain minimum sales, advertising expenditures and royalty payments as are customary in our industry. The Company agreed to pay an upfront entry fee of $2.0 million for this license which was paid in 2012 and we agreed to purchase current inventory and certain other assets of the former licensee. As of December 31, 2011, approximately $2.8 million of current inventory was purchased.

S.T. DUPONT

In April 2011, we renewed our license agreement with S.T. Dupont for the creation, development and distribution of fragrance products through December 31, 2016. Our initial eleven-year license agreement with S.T. Dupont was signed in June 1997, and had previously been extended in 2006 for an additional three years until June 2011.

LANE BRYANT

In March 2011, we entered into an exclusive agreement with a unit of Charming Shoppes, Inc. for its flagship brand, Lane Bryant. Under the agreement, Inter Parfums designs and manufactures personal care products for the Lane Bryant brand for sale in their stores. Lane Bryant is responsible for marketing, promoting and selling these products. The initial term of the contract, which may be extended by mutual consent, runs through December 31, 2015.

U.S. DISTRIBUTION OF PRESTIGE PRODUCTS

Beginning January 1, 2011, Interparfums Luxury Brands, Inc., a U.S. subsidiary of our French subsidiary Interparfums SA, assumed all U.S. prestige fragrance distribution responsibilities. In addition, under the terms of a four-year agreement, Interparfums Luxury Brands, Inc. and Clarins Fragrance Group USA (a Division of Clarins Group in the U.S. responsible for the Thierry Mugler, Azzaro, Porsche Design, David Yurman and Swarovski brands) share and manage an expanded sales force. Logistical and administrative support is provided by Clarins Group USA from its Park Avenue offices in New York and its warehouse in Orangeburg, New York.

DISCUSSION OF CRITICAL ACCOUNTING POLICIES

We make estimates and assumptions in the preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations. These accounting policies generally require our management's most difficult and subjective judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Management of the Company has discussed the selection of significant accounting policies and the effect of estimates with the Audit Committee of the Board of Directors.

REVENUE RECOGNITION

We sell our products to department stores, perfumeries, specialty retailers, mass-market retailers, supermarkets and domestic and international wholesalers and distributors. Sales of such products by our domestic subsidiaries are denominated in U.S. dollars and sales of such products by our foreign subsidiaries are primarily denominated in either euro or U.S. dollars. We recognize revenues when merchandise is shipped and the risk of loss passes to the customer. Net sales are comprised of gross revenues less returns, trade discounts and allowances.

ACCOUNTS RECEIVABLE

Accounts receivable represent payments due to the Company for previously recognized net sales, reduced by allowances for sales returns and doubtful accounts. Accounts receivable balances are written-off against the allowance for doubtful accounts when they become uncollectible. Recoveries of accounts receivable previously recorded against the allowance are recorded in the consolidated statement of income when received. We generally grant credit based upon our analysis of the customer's financial position as well as previously established buying patterns.

SALES RETURNS

Generally, we do not permit customers to return their unsold products. However, commencing in January 2011 we took over U.S. distribution of our European based prestige products and for U.S. based customers we allow customer returns if properly requested, authorized and approved. We regularly review and revise, as deemed necessary, our estimate of reserves for future sales returns based primarily upon historic trends and relevant current data including information provided by retailers regarding their inventory levels. In addition, as necessary, specific accruals may be established for significant future known or anticipated events. The types of known or anticipated events that we have considered, and will continue to consider, include, but are not limited to, the financial condition of our customers, store closings by retailers, changes in the retail environment and our decision to continue to support new and existing products. We record estimated reserves for sales returns as a reduction of sales, cost of sales and accounts receivable. Returned products are recorded as inventories and are valued based upon estimated realizable value. The physical condition and marketability of returned products are the major factors we consider in estimating realizable value. Actual returns, as well as estimated realizable values of returned products, may differ significantly, either favorably or unfavorably, from our estimates, if factors such as economic conditions, inventory levels or competitive conditions differ from our expectations.

PROMOTIONAL ALLOWANCES

We have various performance-based arrangements with certain retailers. These arrangements primarily allow customers to take deductions against amounts owed to us for product purchases. The costs that our Company incurs for performance-based arrangements, shelf replacement costs and slotting fees are netted against revenues on our Company's consolidated statement of income. Estimated accruals for promotions and advertising programs are recorded in the period in which the related revenue is recognized. We review and revise the estimated accruals for the projected costs for these promotions. Actual costs incurred may differ significantly, either favorably or unfavorably, from estimates if factors such as the level and success of the retailers' programs or other conditions differ from our expectations.

INVENTORIES

Inventories are stated at the lower of cost or market value. Cost is principally determined by the first-in, first-out method. We record adjustments to the cost of inventories based upon our sales forecast and the physical condition of the inventories. These adjustments are estimates, which could vary significantly, either favorably or unfavorably, from actual requirements if future economic conditions or competitive conditions differ from our expectations.

EQUIPMENT AND OTHER LONG-LIVED ASSETS

Equipment, which includes tools and molds, is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of such assets. Changes in circumstances such as technological advances, changes to our business model or changes in our capital spending strategy can result in the actual useful lives differing from our estimates. In those cases where we determine that the useful life of equipment should be shortened, we would depreciate the net book value in excess of the salvage value, over its revised remaining useful life, thereby increasing depreciation expense. Factors such as changes in the planned use of equipment, or market acceptance of products, could result in shortened useful lives.

We evaluate goodwill and indefinite-lived intangible assets for impairment at least annually during the fourth quarter, or more frequently when events occur or circumstances change, such as an unexpected decline in sales, that would more likely than not (i) reduce the fair value of the reporting unit below its fair value or (ii) indicate that the carrying value of an indefinite-lived intangible asset may not be recoverable. Impairment of goodwill is evaluated using a two-step process. The first step involves a comparison of the estimated fair value of the reporting unit to the carrying value of that unit to determine if there is an indication of impairment. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, the second step of the process involves comparison of the implied fair value of goodwill (based on industry purchase and sale transaction data) with its carrying value. If the carrying value of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized as an amount equal to the excess. For indefinite-lived intangible assets, the evaluation requires a comparison of the estimated fair value of the asset to the carrying value of the asset. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, impairment is recorded.

Goodwill relates to our Nickel skin care business, which is primarily a component of our European operations. Testing goodwill for impairment requires us to estimate the fair value of the reporting unit using significant estimates and assumptions. The assumptions we make will impact the outcome and ultimate results of the testing. In making our assumptions and estimates, we use industry accepted valuation models and set criteria that are reviewed and approved by management. We have determined that we may be inclined to sell the Nickel business within the next few years and therefore, we engaged a third party valuation specialist to advise us and assist in a potential transaction. As a result, the Company has determined that as of December 31, 2011, the carrying amount of the goodwill exceeded fair value resulting in an impairment loss of $0.8 million. A similar evaluation is performed every year and in 2009, the Company recorded an impairment loss of $1.7 million. We expect Nickel brand sales to remain steady over the next few years as the result of new product initiatives. In estimating future sales, we use our internal budgets developed from recent sales data for existing products and planned timing of new product launches. If sales for the reporting unit decreased 10%, we could incur an additional goodwill impairment charge of $0.5 million.

To determine fair value of indefinite-lived intangible assets, we use an income approach, including the relief-from-royalty method. This method assumes that, in lieu of ownership, a third party would be willing to pay a royalty in order to obtain the rights to use the comparable asset. The relief-from-royalty calculations require us to make a number of assumptions and estimates concerning future sales levels, market royalty rates, future tax rates and discount rates. We use this method to determine if an impairment charge is required relating to our Nickel brand trademarks. No impairment charges were required in 2011 and 2010, and in 2009 an impairment charge aggregating $0.54 million was recorded. We assumed a market royalty rate of 6% and a discount rate of 7.7%.

The following table presents the impact a change in the following significant assumptions would have had on the calculated fair value in 2011 assuming all other assumptions remained constant:

(In thousands)	**Change**	**Increase (decrease) to fair value**
Weighted average cost of capital	+10%	$(272)
Weighted average cost of capital	-10%	365
Future sales levels	+10%	273
Future sales levels	-10%	(273)

The fair values used in our evaluations are also estimated based upon discounted future cash flow projections using a weighted average cost of capital of 7.7%. The cash flow projections are based upon a number of assumptions, including, future sales levels and future cost of goods and operating expense levels, as well as economic conditions, changes to our business model or changes in consumer acceptance of our products which are more subjective in nature. We believe that the assumptions that we have made in projecting future cash flows for the evaluations described above are reasonable and currently no impairment indicators exist for our indefinite-lived assets other than the Nickel trademarks referred to above. However, if future actual results do not meet our expectations, we may be required to record an impairment charge, the amount of which could be material to our results of operations.

Intangible assets subject to amortization are evaluated for impairment testing whenever events or changes in circumstances indicate that the carrying amount of an amortizable intangible asset may not be recoverable. If impairment indicators exist for an amortizable intangible asset, the undiscounted future cash flows associated with the expected service potential of the asset are compared to the carrying value of the asset. If our projection of undiscounted future cash flows is in excess of the carrying value of the intangible asset, no impairment charge is recorded. If our projection of undiscounted future cash flows is less than the carrying value of the intangible asset, an impairment charge would be recorded to reduce the intangible asset to its fair value. The cash flow projections are based upon a number of assumptions, including future sales levels and future cost of goods and operating expense levels, as well as economic conditions, changes to our business model or changes in consumer acceptance of our products which are more subjective in nature. We believe that the assumptions we have made in projecting future cash flows for the evaluations described above are reasonable and currently no impairment indicators exist for our intangible assets subject to amortization. In those cases where we determine that the useful life of long-lived assets should be shortened, we would depreciate the net book value in excess of the salvage value (after testing for impairment as described above), over the revised remaining useful life of such asset thereby increasing amortization expense.

In determining the useful life of our Lanvin brand names and trademarks, we applied the provisions of ASC topic 350-30-35-3. The only factor that prevented us from determining that the Lanvin brand names and trademarks were indefinite life intangible assets was Item c. "Any legal, regulatory, or contractual provisions that may limit the useful life". The existence of a repurchase option in 2025 may limit the useful life of the Lanvin brand names and trademarks to the Company. However, this limitation would only take effect if the repurchase option were to be exercised and the repurchase price was paid. If the repurchase option is not exercised, then the Lanvin brand names and trademarks are expected to continue to contribute directly to the future cash flows of our Company and their useful life would be considered to be indefinite.

With respect to the application of ASC topic 350-30-35-8, the Lanvin brand names and trademarks would only have a finite life to our Company if the repurchase option were exercised, and in applying ASC topic 350-30-35-8 we assumed that the repurchase option is exercised. When exercised, Lanvin has an obligation to pay the exercise price and the Company would be required to convey the Lanvin brand names and trademarks back to Lanvin. The exercise price to be received (Residual Value) is well in excess of the carrying value of the Lanvin brand names and trademarks, therefore no amortization is required.

DERIVATIVES

We account for derivative financial instruments in accordance with ASC topic 815, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. This topic also requires the recognition of all derivative instruments as either assets or liabilities on the balance sheet and that they are measured at fair value.

We currently use derivative financial instruments to hedge certain anticipated transactions and interest rates, as well as receivables denominated in foreign currencies. We do not utilize derivatives for trading or speculative purposes. Hedge effectiveness is documented, assessed and monitored by employees who are qualified to make such assessments and monitor the instruments. Variables that are external to us such as social, political and economic risks may have an impact on our hedging program and the results thereof.

INCOME TAXES

The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in its financial statements or tax returns. The net deferred tax assets assume sufficient future earnings for their realization, as well as the continued application of currently anticipated tax rates. Included in net deferred tax assets is a valuation allowance for deferred tax assets, where management believes it is more-likely-than-not that the deferred tax assets will not be realized in the relevant jurisdiction. If the Company determines that a deferred tax asset will not be realizable, an adjustment to the deferred tax asset will result in a reduction of net earnings at that time. In addition, the Company follows the provisions of uncertain tax positions as addressed in ASC topic 740-10-65-1.

QUANTITATIVE ANALYSIS

During the three-year period ended December 31, 2011 we have not made any material changes in our assumptions underlying these critical accounting policies or to the related significant estimates. The results of our business underlying these assumptions have not differed significantly from our expectations.

While we believe the estimates we have made are proper and the related results of operations for the period are presented fairly in all material respects, other assumptions could reasonably be justified that would change the amount of reported net sales, cost of sales, and selling, general and administrative expenses as they relate to the provisions for anticipated sales returns, allowance for doubtful accounts and inventory obsolescence reserves. For 2011, had these estimates been changed simultaneously by 5% in either direction, our reported gross profit would have increased or decreased by approximately $0.4 million and selling, general and administrative expenses would have changed by approximately $0.14 million. The collective impact of these changes on operating income, net earnings attributable to Inter Parfums, Inc., and net earnings attributable to Inter Parfums, Inc. per diluted common share would be an increase or decrease of approximately $0.54 million, $0.26 million and $0.01, respectively.

RESULTS OF OPERATIONS

NET SALES

(In millions)

					Year Ended December 31
	2011	% Change	2010	% Change	2009
European based product sales	$552.4	36%	$404.9	12%	$361.7
United States based product sales	62.8	13%	55.5	16%	47.8
Total net sales	$615.2	34%	$460.4	12%	$409.5

After increasing 12% in 2010, net sales for the year ended December 31, 2011 increased 34% to $615.2 million. At comparable foreign currency exchange rates, net sales were up 28% in 2011 and 18% in 2010. A strong U.S. dollar relative to the euro in 2010 was followed by a relatively weak U.S. dollar in 2011. Throughout 2011 and 2010, our business continued to rebound from the global economic uncertainties that had an impact on our business in early 2009.

European based prestige product sales increased 36% in 2011 and 12% in 2010. Sales for 2011 were augmented by a major launch of a new Burberry fragrance, *Burberry Body*. Burberry product sales in 2011 increased 26% to $307.7 million, as compared to $244.9 million in 2010. Other factors contributing to the sales increase include the continued strong momentum of the Jimmy Choo and Montblanc fragrance launches. The Jimmy Choo signature fragrance was first introduced in 2011 and product sales aggregated $40.8 million. Montblanc product sales aggregated $42.5 million in 2011, as compared to $9.3 million in 2010. In addition, 2011 sales results reflect the commencement in January 2011 of European based product distribution in the U.S. by Interparfums Luxury Brands, Inc., a subsidiary of Interparfums SA.

Sales growth in 2010 was due in great part to the launch and global rollout of *Burberry Sport* fragrances for men and women, as well as the continued strong performance of established Burberry scents. Burberry fragrance sales registered an increase of 6% in 2010 to $242.1 million, as compared to $232.1 million in 2009. All of our other major prestige fragrance brands contributed to sales growth in 2010. Lanvin, our second largest prestige brand, performed extremely well in 2010 with sales aggregating $70.3 million, 24% ahead of 2009 lead by *Eclat d'Arpège* and *Jeanne Lanvin* and the launch of *Marry Me!*. The 2010 launch of *Oriens* and *Midnight in Paris* by Van Cleef & Arpels boosted that brand's 2010 sales by 22% to $34.3 million as compared to $28.1 million in 2009.

In addition to the *Burberry Body* fragrance launched in 2011, we continue to commit capital to further grow our largest brand with a cosmetics line for women currently in approximately 75 shops around the world. The Burberry Beauty collection includes over 100 products for skin, lips and eyes. We are reviewing Burberry Beauty results, as well as the anticipated financial commitment which may be necessary, in order to determine the appropriate level of distribution for the Burberry Beauty in the years to come.

Our growth expectations for 2012 for our European based product lines reflect our plans to continue to build upon the strength of our brands and worldwide distribution network. While we are not expecting any significant contributions in 2012 from our newest lines, Balmain and Repetto, where we are just beginning the product development process, we do expect continued strong performances from Jimmy Choo and Montblanc. In addition, the recent launch of *Burberry Body* will enjoy a full year of sales supported by a very aggressive marketing campaign. We also have new products for Lanvin, Montblanc and Boucheron planned for a 2012 debut.

With respect to our United States specialty retail and mass market products, after increasing 16% in 2010, our U.S. based product sales increased 13% in 2011. Sales growth was driven by a strong performance in international distribution of specialty retail products; Banana Republic, Gap and bebe product lines are performing especially well with further expansion of new products into new territories. New product launches in domestic markets for the Betsy Johnson and bebe brands are also contributing to sales growth.

For the Banana Republic brand, a new women's scent, *Wildbloom*, was launched early 2011 and brand extensions are being planned for 2012. Building upon the success of the Gap brand's fragrances, a third women's signature scent launched in 2011 and a new men's scent has also been added to build the brand's fragrance portfolio. For 2012, we are currently launching a new fragrance concept for Gap in an effort to capture the heritage of the brand. The new scents for men and women, *Gap Established 1969*, launched in March 2012 at over 650 Gap stores in the U. S. International distribution is planned for later in the year.

In January 2012, *Love Fury*, a women's fragrance created for Nine West launched at over 650 Macy's stores and 282 Nine West stores in the U.S. and internationally. We are also in the development stage for several new fragrance concepts and line extensions for our other specialty retail brands. In March 2011, we entered into an exclusive agreement with Lane Bryant and developed a line of performance-based bath, body and specialty products, which is sold under Lane Bryant's Cacique® brand. The initial line of products was launched at 130 Lane Bryant stores and at www.lanebryant.com in late Spring 2011. Chain wide rollout is anticipated in early 2012. In addition, a signature fine fragrance was launched in time for the 2011 holiday season.

In June 2011, through our United States based operations we entered into a ten-year exclusive worldwide fragrance license agreement to create, produce and distribute perfumes and fragrance-related products under the Anna Sui brand. Our rights under the agreement commenced on January 1, 2012 when we took over production and distribution of the existing Anna Sui fragrance collections.

Sales of mass market fragrance products have stabilized as a result of special programs done for select mass market retailers. We have no plans to discontinue sales to this market, which aggregated approximately $21 million in both 2011 and 2010 and $17 million in 2009.

We continue to see strong sales growth in many geographical markets for both our European based and U.S. based businesses, and we are actively pursuing other new business opportunities. However, we cannot assure you that any new licenses, acquisitions or specialty retail agreements will be consummated.

CONSOLIDATED NET SALES TO CUSTOMERS BY REGION

(In millions)

	Year Ended December 31		
	2011	2010	2009
North America	$150.0	$91.2	$96.8
Western Europe	194.0	168.1	156.9
Eastern Europe	52.0	43.7	28.0
Central & South America	61.0	41.9	29.3
Middle East	57.0	45.5	42.3
Asia	95.0	66.5	53.6
Other	6.2	3.5	2.6
	$615.2	$460.4	$409.5

Interparfums Luxury Brands, Inc., a wholly-owned U.S. distribution subsidiary of Interparfums SA, assumed all U.S. prestige fragrance distribution responsibilities on January 1, 2011. As of December 31, 2010, we reacquired, or set up a liability to reacquire, the remaining inventory of our former U.S. distributor aggregating approximately $5.7 million. Such reacquisition was accounted for as a sales return in the accompanying consolidated financial statements. As a result of the reacquisition of inventory in 2010 and change of distributor in 2011, North American sales are not comparable for the periods presented.

GROSS PROFIT MARGINS

(In millions)

	Year Ended December 31		
	2011	2010	2009
Net sales	$615.2	$460.4	$409.5
Cost of sales	228.4	186.4	175.3
Gross margin	$386.8	$274.0	$234.2
Gross margin as a percent of net sales	62.9%	59.5%	57.2%

As a percentage of sales, gross profit margins were 62.9%, 59.5%, and 57.2% in 2011, 2010 and 2009, respectively. In 2011, approximately 260 basis points of the gross margin improvement is the result of us taking over, as of January 1, 2011, European based product distribution in the United States by Interparfums Luxury Brands, Inc., a subsidiary of Interparfums SA. We now sell our European prestige products in the U.S. directly to retailers rather than through a third party distributor, which generates higher gross margins on our product sales. Product mix, promotional sales and changes in foreign currency exchange rates accounted for the remaining fluctuations in gross margin.

Costs relating to purchase with purchase and gift with purchase promotions are reflected in cost of sales and aggregated $48.4 million, $30.2 million and $29.8 million in 2011, 2010 and 2009, respectively, and represented 7.9%, 6.6% and 7.3% of net sales, respectively.

The gross margin improvement in 2010 was primarily the result of product mix within our European based brand assortment. Fluctuations in gross margin results from product sales mix within individual lines and types of Company products. In 2010, increased sales of higher margin product lines, larger sizes and reduced promotional sales due to the improving economic environment all contributed to the gross margin improvements.

We carefully watch movements in foreign currency exchange rates as almost 40% of our European operations sales are denominated in dollars, while our costs are incurred in euro. Therefore, a stronger U.S. dollar has a positive impact on our gross margin and a weaker U.S. dollar has the opposite effect. The average conversion rates used to convert euro to dollars for the years ended December 31, 2011, 2010 and 2009 were 1.39, 1.33 and 1.40, respectively.

Generally, we do not bill customers for shipping and handling costs and such costs, which aggregated $8.8 million, $5.3 million and $5.0 million in 2011, 2010 and 2009, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income. As such, our Company's gross profit may not be comparable to other companies, which may include these expenses as a component of cost of goods sold.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

(In millions)

	Year Ended December 31		
	2011	2010	2009
Selling, general & administrative expenses	$319.0	$217.6	$187.7
Selling, general & administrative expenses as a percent of net sales	52%	47%	46%

Selling, general and administrative expenses increased 47% for the year ended December 31, 2011, as compared to 2010 and increased 16% for the year ended December 31, 2010, as compared to 2009. As a percentage of sales selling, general and administrative expenses was 52%, 47% and 46% for the years ended December 31, 2011, 2010 and 2009, respectively.

Promotion and advertising included in selling, general and administrative expenses aggregated $127.8 million, $69.2 million and $55.8 million for the years ended December 31, 2011, 2010 and 2009, respectively. Promotion and advertising as a percentage of sales represented 20.8%, 15.0% and 13.6% of net sales for the years ended December 31, 2011, 2010 and 2009, respectively. With the commencement in January 2011 of European based product distribution in the United States by Interparfums Luxury Brands, Inc., a subsidiary of Interparfums SA, we are now responsible for 100% of the cost of advertising support for our European based fragrance brands distributed in the United States as opposed to sharing such expenditures with our former U.S. distributor. In addition, the 2011 global launch of *Burberry Body* was supported by strong visuals on a scale without precedent. We significantly increased our advertising spending in the third and fourth quarters of 2011 as well as full year advertising budgets for other brands, which we believe will contribute to sustained growth in market share.

As a percentage of sales, advertising expenditures was also higher in 2010 than 2009 to support other new product launches. We consistently adjust our advertising and promotional budgets to align our spending with anticipated sales.

Royalty expense included in selling, general and administrative expenses aggregated $51.3 million, $40.2 million and $35.5 million for the years ended December 31, 2011, 2010 and 2009, respectively. Royalty expense as a percentage of sales represented 8.3%, 8.7% and 8.7% of net sales for the years ended December 31, 2011, 2010 and 2009, respectively. In addition service fees, which are fees paid to third parties relating to the activities of our distribution subsidiaries, aggregated $25.3 million, $13.7 million and $13.2 million for the years ended December 31, 2011, 2010 and 2009, respectively. The increase in 2011 is primarily the effect of the commencement in January 2011 of European based product distribution in the United States by Interparfums Luxury Brands, Inc.

We review goodwill for impairment at least annually, and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The goodwill relates to our Nickel skin care business which is primarily a component of our European operations. The Company measures fair value of goodwill to equal the approximate average value of purchase price indications received from several potential purchasers of the Nickel business together with the opinions of business valuation experts. As a result, the Company has determined that as of December 31, 2011, carrying amount of the goodwill exceeded fair value resulting in an impairment loss of $0.8 million. A similar evaluation is performed every year and in 2009, the Company recorded an impairment loss of $1.7 million. Accumulated impairment losses relating to goodwill aggregated $4.3 million as of December 31, 2011.

As a result of the above analysis, income from operations increased 19% to $66.9 million in 2011 and income from operations increased 26% to $56.4 million in 2010, as compared to $44.8 million in 2009. Operating margins aggregated 10.9%, 12.3% and 10.9% for the years ended December 31, 2011, 2010 and 2009, respectively.

Interest expense aggregated $2.2 million, $2.1 million and $2.6 million for the years ended December 31, 2011, 2010 and 2009, respectively. We use the credit lines available to us, as needed, to finance our working capital needs as well as our financing needs for acquisitions. Loans payable – banks and long-term debt including current maturities aggregated $16.3 million, $21.4 million and $34.6 million as of December 31, 2011, 2010 and 2009, respectively.

Foreign currency gains or (losses) aggregated $1.5 million, ($2.1) million and $3.2 million for the years ended December 31, 2011, 2010 and 2009, respectively. We enter into foreign currency forward exchange contracts to manage exposure related to receivables denominated in a foreign currency and occasionally to manage risks related to future sales expected to be denominated in a foreign currency. Hedge effectiveness excludes the portion of the fair value of the foreign currency forward exchange contract attributable to the change in spot-forward difference which is reported in current period earnings and resulted in most of the gains and losses referred to above.

Our effective income tax rate was 36.3%, 33.7% and 34.9% for the years ended December 31, 2011, 2010 and 2009, respectively. Our effective tax rates differ from statutory rates due to the effect of state and local taxes and tax rates in foreign jurisdictions. Our foreign tax rate had been declining as a result of the 2008 formation of Interparfums (Suisse) SARL, which receives a favorable tax rate on a portion of Interparfums SA taxable income. The higher rate in 2011 is the result of a tax rate increase enacted by the French Government retroactive to 2011. The tax rate for our French operations increased from 34.4% to 36.1%. In addition, the high effective tax rate for 2011 is the result of an agreement in principle with the French Tax Authority on the consequences of the tax audit, which covered income tax and non-income tax items. As a result, the Company increased its income tax expense by $1.7 million in 2011 and reduced its reserve for contingency related to non-income tax items recorded in 2010 by $1.3 million. Also in 2011, approximately $1.1 million of valuation allowances on certain foreign net operating loss carry-forwards were realized as we were able to utilize certain of those foreign net operating loss carry-forwards. Other than as discussed above, we did not experience any significant changes in tax rates, and none were expected in jurisdictions where we operate.

NET INCOME AND EARNINGS PER SHARE

(In thousands, except per share data)

		Year Ended December 31	
	2011	2010	2009
Net income	$42,949	$35,675	$30,158
Less: Net income attributable to the noncontrolling interest	10,646	9,082	7,791
Net income attributable to Inter Parfums, Inc.	$32,303	$26,593	$22,367
Net income attributable to Inter Parfums, Inc. common shareholders':			
Basic	$1.06	$0.88	$0.74
Diluted	$1.05	$0.87	$0.74
Weighted average number of shares outstanding:			
Basic	30,514,529	30,360,602	30,099,998
Diluted	30,677,825	30,481,991	30,121,077

Net income increased 20% to $42.9 million in 2011, as compared to $35.7 million in 2010. Net income increased 18% to $35.7 million in 2010, as compared to $30.2 million in 2009. Net income attributable to the noncontrolling interest aggregated 24.8%, 25.5% and 25.8% of net income in 2011, 2010 and 2009, respectively. Net income attributable to Inter Parfums, Inc. increased 21% to $32.3 million in 2011, as compared to $26.6 million in 2010. Net income attributable to Inter Parfums, Inc. increased 19% to $26.6 million in 2010, as compared to $22.4 million in 2009. Net margins attributable to Inter Parfums, Inc. aggregated 5.3%, 5.8% and 5.5% for the years ended December 31, 2011, 2010 and 2009, respectively.

Diluted earnings per share aggregated $1.05, $0.87 and $0.74 in 2011, 2010 and 2009, respectively. Weighted average shares outstanding aggregated 30.5 million, 30.4 million and 30.1 million for the years ended December 31, 2011, 2010 and 2009, respectively. On a diluted basis, average shares outstanding were 30.7 million, 30.5 million and 30.1 million for the years ended December 31, 2011, 2010 and 2009, respectively. The increases in 2011 and 2010 are primarily the result of shares issued pursuant to the exercise of stock options and warrants.

LIQUIDITY AND CAPITAL RESOURCES

Our financial position remains strong. At December 31, 2011, working capital aggregated $206 million and we had a working capital ratio of 2.1 to 1. Cash and cash equivalents aggregated $36 million.

Cash provided by (used in) operating activities aggregated ($23.7) million, $37.8 million and $84.6 million for the years ended December 31, 2011, 2010 and 2009, respectively. In 2011, working capital items used $83.6 million in cash from operating activities as compared to $6.1 million in 2010. Although the $88.9 million increase in accounts receivable in 2011 represents a 91% increase from December 31, 2010, it is reflective of the 68% increase in sales achieved for the three month period ended December 31, 2011, as compared to the corresponding period of the prior year. In 2010 the increase in accounts receivable was only $5.9 million as shown on the statement of cash flows. The accounts receivable balances in both 2011 and 2010 reflect favorable collection activity as days sales outstanding declined from 98 days sales in 2009 to 83 days in 2010 and 84 days in 2011.

The $60.5 million increase in inventories for the year ended December 31, 2011, as shown on the statement of cash flows, represents a 55% increase from December 31, 2010 and the $29.1 million increase in inventories for 2010 represents a 34% increase from December 31, 2009. This inventory build is needed to support our sales growth and new licensing activities in both European operations and U.S. operations.

Working capital items provided $42.9 million in cash from operations in 2009. In terms of cash flows, for the year ended December 31, 2009, inventories decreased $40.6 million. The global economic crisis resulted in lower sales levels, especially in the first half of 2009. Our inventory levels declined steadily throughout 2009 as we made modifications to our sales projections to take into account the then difficult environment. In terms of cash flow, accounts receivable decreased $20.9 million for the year ended December 31, 2009, as we began to tighten extended payment terms offered to certain international distributors.

Cash flows used in investing activities reflects net sales of short-term investments in 2011 of $51.3 million and net purchases of $49.0 million in 2010. Short-term investments are certificates of deposit with maturities greater than three months. Purchases of equipment and leasehold improvements aggregated $9.9 million, $6.1 million and $5.5 million in 2011, 2010 and 2009, respectively. Our business is not capital intensive as we do not own any manufacturing facilities. We typically spend between $3 million and $4 million per year on tools and molds, depending on our new product development calendar. The balance of capital expenditures is for office fixtures, computer equipment and industrial equipment needed at our distribution centers. Payments for intangible assets aggregated $4.6 million, $22.2 million and $0.8 million in 2011, 2010 and 2009, respectively. When acquiring new licenses for brands that have current distribution we may pay an entry fee in connection with securing the license rights.

Our short-term financing requirements are expected to be met by available cash on hand at December 31, 2011, cash generated by operations and short-term credit lines provided by domestic and foreign banks. The principal credit facilities for 2012 consist of a $15.0 million unsecured revolving line of credit provided by a domestic commercial bank and approximately $25.0 million in credit lines provided by a consortium of international financial institutions. As of December 31, 2011 and 2010, short-term borrowings aggregated $11.8 million and $5.2 million, respectively. Our long-term credit facilities provides for principal and interest to be repaid in 20 quarterly installments. As of December 31, 2011, the long-term portion of long-term debt has been repaid and current maturities of long-term debt aggregated $4.5 million.

Proceeds from sale of stock of subsidiary reflect the proceeds from shares issued by our French subsidiary Interparfums SA pursuant to options exercised and payment for acquisition of minority interests represents repurchases of shares of Interparfums SA in an effort to offset the dilution from options exercised.

In December 2008, our Board of Directors authorized a continuation of our cash dividend of $0.133 per share. In January 2010, the Board of Directors authorized a 97% increase in the annual dividend to $0.26 per share and in January 2011, the Board of Directors authorized a 31% increase in the annual dividend to $0.32 per share. In December 2011, our board of directors authorized the continuation of our cash dividend on an annual basis to $.32 per share for 2012. The next quarterly dividend of $0.08 per share will be paid on April 16, 2012 to shareholders of record on March 30, 2012. Dividends paid, including dividends paid once per year to noncontrolling stockholders of Interparfums SA, aggregated $12.5 million, $9.0 million and $5.7 million for the years ended December 31, 2011, 2010 and 2009, respectively. The cash dividends paid in 2011 and the dividends to be paid in 2012 are not expected to have any significant impact on our financial position.

We believe that funds provided by or used in operations can be supplemented by our present cash position and available credit facilities, so that they will provide us with sufficient resources to meet all present and reasonably foreseeable future operating needs.

Inflation rates in the U.S. and foreign countries in which we operate did not have a significant impact on operating results for the year ended December 31, 2011.

CONTRACTUAL OBLIGATIONS

The following table sets for a schedule of our contractual obligations over the periods indicated in the table, as well as our total contractual obligations *($ in thousands).*

Contractual Obligations	Total	Less than 1 year	Years 2-3	Years 4-5	More than 5 years
Long-term debt [1]	$4,600	$4,600	–	–	–
Captial lease obligations	–	–	–	–	–
Operating leases	22,900	4,600	6,600	5,100	6,600
Purchase obligations [2]	1,268,700	155,800	343,800	344,100	425,000
Other long-term liabilities reflected on the registrant's balance sheet under GAAP	–	–	–	–	–
Total	$1,296,200	$165,000	$350,400	$348,500	$432,300

(1) Includes long-term debt and related interest costs including interest rate swap amounts. Interest due as the result of interest rate swaps is all at a fixed rate and is payable $0.08 million in 2012. .

(2) Consists of purchase commitments for advertising and promotional items, minimum royalty guarantees, including fixed or minimum obligations, and estimates of such obligations subject to variable price provisions. Future advertising commitments were estimated based on planned future sales for the license terms that were in effect at December 31, 2011, without consideration for potential renewal periods and do not reflect the fact that our distributors share our advertising obligations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

GENERAL

We address certain financial exposures through a controlled program of risk management that primarily consists of the use of derivative financial instruments. We primarily enter into foreign currency forward exchange contracts in order to reduce the effects of fluctuating foreign currency exchange rates. We do not engage in the trading of foreign currency forward exchange contracts or interest rate swaps.

FOREIGN EXCHANGE RISK MANAGEMENT

We periodically enter into foreign currency forward exchange contracts to hedge exposure related to receivables denominated in a foreign currency and to manage risks related to future sales expected to be denominated in a currency other than our functional currency. We enter into these exchange contracts for periods consistent with our identified exposures. The purpose of the hedging activities is to minimize the effect of foreign exchange rate movements on the receivables and cash flows of Interparfums SA, our French subsidiary, whose functional currency is the euro. All foreign currency contracts are denominated in currencies of major industrial countries and are with large financial institutions, which are rated as strong investment grade.

All derivative instruments are required to be reflected as either assets or liabilities in the balance sheet measured at fair value. Generally, increases or decreases in fair value of derivative instruments will be recognized as gains or losses in earnings in the period of change. If the derivative is designated and qualifies as a cash flow hedge, then the changes in fair value of the derivative instrument will be recorded in other comprehensive income.

Before entering into a derivative transaction for hedging purposes, we determine that the change in the value of the derivative will effectively offset the change in the fair value of the hedged item from a movement in foreign currency rates. Then, we measure the effectiveness of each hedge throughout the hedged period. Any hedge ineffectiveness is recognized in the income statement.

At December 31, 2011, we had foreign currency contracts in the form of forward exchange contracts in the amount of approximately U.S. $67.3 million and GB £10.0 million which all have maturities of less than one year. We believe that our risk of loss as the result of nonperformance by any of such financial institutions is remote.

INTEREST RATE RISK MANAGEMENT

We mitigate interest rate risk by monitoring interest rates, and then determining whether fixed interest rates should be swapped for floating rate debt, or if floating rate debt should be swapped for fixed rate debt. We entered into an interest rate swap in September 2007 on €22 million of debt, effectively exchanging the variable interest rate of 0.6% above the three month EURIBOR to a fixed rate of 4.42%. The remaining balance owed pursuant to this facility as of December 31, 2011 was €3.3 million. This derivative instrument is recorded at fair value and changes in fair value are reflected in the accompanying consolidated statements of income.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Inter Parfums, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting for the company. With the participation of the Chief Executive Officer and the Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2011.

Our independent auditor, WeiserMazars LLP, a registered public accounting firm, has issued its report on its audit of our internal control over financial reporting. This report appears below.



Jean Madar
Chief Executive Officer,
Chairman of the
Board of Directors



Russell Greenberg
Executive Vice President
and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF INTER PARFUMS, INC

We have audited Inter Parfums, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Inter Parfums, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of the changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Inter Parfums, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Inter Parfums, Inc. as of December 31, 2011 and the related consolidated statements of income, changes in shareholders' equity, comprehensive income, and cash flows for the year ended December 31, 2011 and our report dated March 12, 2012 expressed an unqualified opinion thereon.

WeiserMazars LLP

WeiserMazars LLP

New York, New York
March 12, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BOARD OF DIRECTORS AND SHAREHOLDERS
INTER PARFUMS, INC.
NEW YORK, NEW YORK

We have audited the accompanying consolidated balance sheets of Inter Parfums, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in shareholders' equity, comprehensive income and cash flows for each of the years in the two-year period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Inter Parfums, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Inter Parfums, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 12, 2012 expressed an unqualified opinion thereon.

WeiserMazars LLP

WeiserMazars LLP

New York, New York
March 12, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BOARD OF DIRECTORS AND SHAREHOLDERS
INTER PARFUMS, INC.
NEW YORK, NEW YORK

We have audited the accompanying consolidated statements of income, changes in shareholders' equity, comprehensive income, and cash flows of Inter Parfums, Inc. and subsidiaries for the year ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Inter Parfums, Inc. and subsidiaries for the year ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Mazars LLP

Mazars LLP

New York, New York
March 10, 2010

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31	
	2011	2010
ASSETS		
Current assets:		
Cash and cash equivalents	$35,856	$37,548
Short-term investments	—	49,391
Accounts receivable, net	175,223	97,593
Inventories	164,077	109,840
Receivables, other	3,258	3,688
Other current assets	4,258	4,635
Income taxes receivable	1,404	—
Deferred tax assets	7,270	7,230
Total current assets	391,346	309,925
Equipment and leasehold improvements, net	14,525	11,207
Trademarks, licenses and other intangible assets, net	105,750	111,402
Goodwill	2,763	3,654
Other assets	1,650	1,917
Total assets	$516,034	$438,105
LIABILITIES AND EQUITY		
Current liabilities:		
Loans payable – banks	$11,826	$5,250
Current portion of long-term debt	4,480	11,090
Accounts payable - trade	112,726	52,694
Accrued expenses	52,042	47,413
Income taxes payable	2,099	7,905
Dividends payable	2,443	1,979
Total current liabilities	185,616	126,331
Deferred tax liability	6,068	6,789
Long-term debt, less current portion	—	5,039
Commitments and contingencies		
Inter Parfums, Inc. shareholders' equity:		
Preferred stock, $0.001 par value. Authorized 1,000,000 shares; none issued		
Common stock, $0.001 par value. Authorized 100,000,000 shares; outstanding 30,541,506 and 30,445,881 shares, at December 31, 2011 and 2010, respectively	31	30
Additional paid-in capital	50,883	48,887
Retained earnings	228,164	205,453
Accumulated other comprehensive income	7,747	14,757
Treasury stock, at cost, 10,009,492 common shares at December 31, 2011 and 2010, respectively	(34,151)	(34,151)
Total Inter Parfums, Inc. shareholders' equity	252,674	234,976
Noncontrolling interest	71,676	64,970
Total equity	324,350	299,946
Total liabilities and equity	$516,034	$438,105

(See accompanying notes to consolidated financial statements.)

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except share and per share data)

	Year Ended December 31		
	2011	2010	2009
Net sales	$615,220	$460,411	$409,464
Cost of sales	228,446	186,401	175,296
Gross margin	386,774	274,010	234,168
Selling, general, and administrative expenses	318,998	217,574	187,690
Impairment of goodwill	837	—	1,677
Income from operations	66,939	56,436	44,801
Other expenses (income):			
Interest expense	2,197	2,116	2,647
(Gain) loss on foreign currency	(1,546)	2,132	(3,212)
Interest and dividend income	(1,105)	(1,652)	(982)
	(454)	2,596	(1,547)
Income before income taxes	67,393	53,840	46,348
Income taxes	24,444	18,165	16,190
Net income	42,949	35,675	30,158
Less: Net income attributable to the noncontrolling interest	10,646	9,082	7,791
Net income attributable to Inter Parfums, Inc.	$32,303	$26,593	$22,367
Net income attributable to Inter Parfums, Inc. common shareholders':			
Basic	$1.06	$0.88	$0.74
Diluted	$1.05	$0.87	$0.74
Weighted average number of shares outstanding:			
Basic	30,514,529	30,360,602	30,099,998
Diluted	30,677,825	30,481,991	30,121,077
Dividends declared per share	$0.32	$0.26	$0.133

(See accompanying notes to consolidated financial statements.)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(In thousands, except share data)

	Common Stock Outstanding		Additional Paid - In
	Shares	Amount	Capital
Balance – January 1, 2009	30,168,939	$30	$41,950
Net income	–	–	–
Foreign currency translation adjustments	–	–	–
Reclassification from OCI into earnings, net	–	–	–
Net derivative instrument gain, net of tax	–	–	–
Dividends	–	–	–
Shares issued upon exercise of stock options including income tax benefit of $692	243,600	–	2,711
Stock compensation	–	–	510
Sale of subsidiary shares to noncontrolling interest	–	–	(45)
Purchased treasury shares	(108,100)	–	–
Shares received as proceeds of option exercises	(132,487)	–	–
Balance – December 31, 2009	30,171,952	30	45,126
Net income	–	–	–
Foreign currency translation adjustments	–	–	–
Net derivative instrument gain, net of tax	–	–	–
Dividends	–	–	–
Shares issued upon exercise of stock options including income tax benefit of $520	376,455	–	4,012
Stock compensation	–	–	597
Purchase of subsidiary shares from noncontrolling interest	–	–	(2,087)
Sale of subsidiary shares to noncontrolling interest	–	–	1,239
Shares received as proceeds of option exercises	(102,526)	–	–
Balance – December 31, 2010	30,445,881	30	48,887
Net income	–	–	–
Foreign currency translation adjustments	–	–	–
Net derivative instrument gain, net of tax	–	–	–
Dividends	–	–	–
Shares issued upon exercise of stock options and warrants including income tax benefit of $110	95,625	1	1,092
Stock compensation	–	–	695
Purchase of subsidiary shares from noncontrolling interest	–	–	(417)
Sale of subsidiary shares to noncontrolling interest	–	–	626
Balance – December 31, 2011	30,541,506	$31	$50,883

(See accompanying notes to consolidated financial statements.)

Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock Shares	Treasury Stock Amount	Noncontrolling Interest	Total
$168,025	$25,515	9,966,379	$(31,319)	$ 51,308	$255,509
22,367	–	–	–	7,791	30,158
–	6,789	–	–	1,978	8,767
–	(4,423)	–	–	(1,499)	(5,922)
–	141	–	–	32	173
(3,974)	–	–	–	(1,716)	(5,690)
–	–	(150,000)	476	–	3,187
193	–	–	–	102	805
–	–	–	–	2,671	2,626
–	–	108,100	(631)		(631)
–	–	132,487	(1,569)		(1,569)
186,611	28,022	10,056,966	(33,043)	60,667	287,413
26,593	–	–	–	9,082	35,675
–	(13,348)	–	–	(4,436)	(17,784)
–	83	–	–	74	157
(7,901)	–	–	–	(2,048)	(9,949)
–	–	(150,000)	493	–	4,505
150	–	–	–	52	799
–	–	–	–	(2,508)	(4,595)
–	–	–	–	4,087	5,326
–	–	102,526	(1,601)	–	(1,601)
205,453	14,757	10,009,492	(34,151)	64,970	299,946
32,303	–	–	–	10,646	42,929
–	(7,021)	–	–	(2,659)	(9,680)
–	11	–	–	7	18
(9,768)	–	–	–	(3,149)	(12,917)
–	–	–	–	–	1,093
176	–	–	–	64	935
–	–	–	–	(333)	(750)
–	–	–	–	2,130	2,756
$228,164	$7,747	10,009,492	$(34,151)	$71,676	$324,350

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except share and per share data

			Year Ended December 31
	2011	2010	2009
Net income	$42,949	$35,675	$30,158
Other comprehensicve income:			
Net derivative instrument gain, net of tax	18	157	173
Reclassification from OCI into earnings, net	—	—	(5,922)
Translation adjustments, net of tax	(9,680)	(17,784)	8,767
	(9,662)	(17,627)	3,018
Comprehensive income	33,287	18,048	33,176
Comprehensive income attributable to noncontrolling interests:			
Net income	10,646	9,082	7,791
Net derivative instrument gain, net of tax	7	74	32
Recalssificatin from OCI into earnings, net	—	—	(1,499)
Translation adjustments, net of tax	(2,659)	(4,436)	1,978
	7,994	4,720	8,302
Comprehensive income attributable to Inter Parfums, Inc.	$25,293	$13,328	$24,874

(See accompanying notes to consolidated financial statements.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except share and per share data)

	Year Ended December 31		
	2011	2010	2009
Cash flows from operating activities:			
Net income	$42,949	$35,675	$30,158
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	13,073	9,188	10,963
Impairment of goodwill and trademark	837	—	2,213
Provision for doubtful accounts	2,838	3,127	1,394
Noncash stock compensation	1,060	895	947
Excess tax benefits from stock-based compensation arrangements	(110)	—	—
Deferred tax (benefit)	(1,009)	(4,558)	(3,079)
Change in fair value of derivatives	(272)	(362)	(861)
Changes in:			
Accounts receivable	(88,915)	(5,915)	20,912
Inventories	(60,494)	(29,110)	40,628
Other assets	993	2,127	(4,841)
Accounts payable and accrued expenses	72,664	20,804	(18,900)
Income taxes payable, net	(7,335)	5,974	5,106
Net cash provided by (used in) operating activities	(23,721)	37,845	84,640
Cash flows from investing activities:			
Purchases of short-term investments	(10,823)	(112,495)	—
Proceeds from sale of short-term investments	62,111	63,510	—
Purchase of equipment and leasehold improvements	(9,946)	(6,085)	(5,526)
Payment for intangible assets acquired	(4,605)	(22,209)	(775)
Net cash provided by (used in) investing activities	36,737	(77,279)	(6,301)
Cash flows from financing activities:			
Proceeds from (repayment of) loans payable – banks	7,230	254	(9,005)
Repayment of long-term debt	(11,673)	(10,865)	(12,408)
Purchase of treasury stock	—	(106)	(660)
Proceeds from exercise of options and warrants including tax benefits	983	3,009	1,648
Excess tax benefits from stock-based compensation arrangements	110	—	—
Proceeds from sale of stock of subsidiary	2,756	5,326	2,658
Payment for acquisition of noncontrolling interests	(750)	(4,595)	—
Dividends paid	(9,304)	(6,918)	(3,974)
Dividends paid to noncontrolling interests	(3,149)	(2,048)	(1,716)
Net cash used in financing activities	(13,797)	(15,943)	(23,457)
Effect of exchange rate changes on cash	(911)	(7,542)	3,181
Net Increase (decrease) in cash and cash equivalents	(1,692)	(62,919)	58,063
Cash and cash equivalents – beginning of year	37,548	100,467	42,404
Cash and cash equivalents – end of year	$35,856	$37,548	$100,467
Supplemental disclosures of cash flow information:			
Cash paid for:			
Interest	$1,972	$2,297	$2,633
Income taxes	32,716	14,944	13,085

(See accompanying notes to consolidated financial statements.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) The Company and it's Significant Accounting Policies

BUSINESS OF THE COMPANY

Inter Parfums, Inc. and its subsidiaries ("the Company") are in the fragrance business, and manufacture and distribute a wide array of fragrances and fragrance related products.

Substantially all of our prestige fragrance brands are licensed from unaffiliated third parties and our business is dependent upon the continuation and renewal of such licenses. Revenues generated from one such license represented 50%, 53% and 57% of net sales in 2011, 2010 and 2009, respectively.

BASIS OF PREPARATION

The consolidated financial statements include the accounts of the Company, including 74% owned Interparfums SA ("IPSA"), a subsidiary whose stock is publicly traded in France. In 2010, IPSA formed two wholly-owned subsidiaries, Interparfums Singapore Pte. Ltd., and Interparfums Luxury Brands, Inc., an Asian sales and marketing office and a U.S. distribution company, respectively. All material intercompany balances and transactions have been eliminated.

MANAGEMENT ESTIMATES

Management makes assumptions and estimates to prepare financial statements in conformity with accounting principles generally accepted in the United States of America. Those assumptions and estimates directly affect the amounts reported and disclosures included in the consolidated financial statements. Actual results could differ from those assumptions and estimates. Significant estimates for which changes in the near term are considered reasonably possible and that may have a material impact on the financial statements are disclosed in these notes to the consolidated financial statements.

FOREIGN CURRENCY TRANSLATION

For foreign subsidiaries with operations denominated in a foreign currency, assets and liabilities are translated to U.S. dollars at year end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. Gains and losses from translation adjustments are accumulated in a separate component of shareholders' equity.

CASH AND CASH EQUIVALENTS

All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents.

SHORT-TERM INVESTMENTS

From time to time, the Company has short-term investments which consist of certificates of deposit with maturities greater than three months. The Company monitors concentrations of credit risk associated with financial institutions with which the Company conducts significant business. The Company believes our credit risk is minimal, as the Company primarily conducts business with large, well-established financial institutions.

ACCOUNTS RECEIVABLE

Accounts receivable represent payments due to the Company for previously recognized net sales, reduced by allowances for sales returns and doubtful accounts or balances which are estimated to be uncollectible which aggregated $9.5 million and $5.9 million as of December 31, 2011 and 2010, respectively. Accounts receivable balances are written-off against the allowance for doubtful accounts when they become uncollectible. Recoveries of accounts receivable previously recorded against the allowance are recorded in the consolidated statement of income when received. We generally grant credit based upon our analysis of the customer's financial position as well as previously established buying patterns.

INVENTORIES

Inventories, including promotional merchandise, only include inventory considered saleable or usable in future periods, and is stated at the lower of cost or market, with cost being determined on the first-in, first-out method. Cost components include raw materials, components, direct labor and overhead (e.g., indirect labor, utilities, depreciation, purchasing, receiving, inspection and warehousing) as well as inbound freight. Promotional merchandise is charged to cost of sales at the time the merchandise is shipped to the Company's customers. Overhead included in inventory aggregated, $4.4 million, $3.0 million and $2.3 million as of December 31, 2011, 2010 and 2009, respectively.

DERIVATIVES

All derivative instruments are recorded as either assets or liabilities and measured at fair value. The Company uses derivative instruments to principally manage a variety of market risks. For derivatives designated as hedges of the exposure to changes in fair value of the recognized asset or liability or a firm commitment (referred to as fair value hedges), the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. The effect of that accounting is to include in earnings the extent to which the hedge is not effective in achieving offsetting changes in fair value. For our cash flow hedges, the effective portion of the derivative's gain or loss is initially reported in equity (as a component of accumulated other comprehensive income) and is subsequently reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. The ineffective portion of the gain or loss of a cash flow hedge is reported in earnings immediately. The Company also holds certain instruments for economic purposes that are not designated for hedge accounting treatment. For these derivative instruments, the changes in their fair value are recorded in earnings immediately.

EQUIPMENT AND LEASEHOLD IMPROVMENTS

Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight line method over the estimated useful lives for equipment, which range between three and ten years and the shorter of the lease term or estimated useful asset lives for leasehold improvements.

GOODWILL AND OTHER LONG-LIVED ASSETS

Goodwill is calculated as the excess of the cost of purchased businesses over the fair value of their underlying net assets. Other indefinite-lived intangible assets principally consist of trademarks. Goodwill and other indefinite-lived intangible assets are not amortized.

The Company evaluates goodwill and indefinite-lived intangible assets for impairment at least annually during the fourth quarter, or more frequently when events occur or circumstances change, such as an unexpected decline in sales, that would more likely than not (i) reduce the fair value of the reporting unit below its fair value or (ii) indicate that the carrying value of an indefinite-lived intangible asset may not be recoverable. Impairment of goodwill is evaluated using a two step process. The first step involves a comparison of the estimated fair value of the reporting unit to the carrying value of that unit. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, the second step of the process involves comparison of the implied fair value of goodwill (based on industry purchase and sale transaction data) with its carrying value. If the carrying value of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized as an amount equal to the excess.

Testing goodwill for impairment requires us to estimate the fair value of the reporting unit using significant estimates and assumptions. The assumptions the Company makes will impact the outcome and ultimate results of the testing. In making our assumptions and estimates, the Company uses industry accepted valuation models and set criteria that are reviewed and approved by management and, in certain instances, the Company engages third party valuation specialists to advise us.

For indefinite-lived intangible assets, the evaluation requires a comparison of the estimated fair value of the asset to the carrying value of the asset. To determine fair value of indefinite-lived intangible assets, the Company uses an income approach, including the relief-from-royalty method. This method assumes that, in lieu of ownership, a third party would be willing to pay a royalty in order to obtain the rights to use the comparable asset. The relief-from-royalty calculations require us to make a number of assumptions and estimates concerning future sales levels, market royalty rates, future tax rates and discount rates. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, impairment is recorded.

Intangible assets subject to amortization are evaluated for impairment testing whenever events or changes in circumstances indicate that the carrying amount of an amortizable intangible asset may not be recoverable. If impairment indicators exist for an amortizable intangible asset, the undiscounted future cash flows associated with the expected service potential of the asset are compared to the carrying value of the asset. If our projection of undiscounted future cash flows is in excess of the carrying value of the intangible asset, no impairment charge is recorded. If our projection of undiscounted future cash flows is less than the carrying value of the intangible asset, an impairment charge would be recorded to reduce the intangible asset to its fair value.

CONCENTRATION OF CREDIT RISK

The Company is a worldwide manufacturer, marketer and distributor of fragrance and fragrance related products, and sells its products to department stores, perfumeries, specialty retailers, mass-market retailers, supermarkets and domestic and international wholesalers and distributors. The Company grants credit to all qualified customers and does not believe it is exposed significantly to any undue concentration of credit risk.

The Company's largest customer was its former U.S. prestige fragrance distributor which accounted for 8% and 11% of consolidated net sales in 2010 and 2009, respectively. In 2010, the Company formed a U.S. subsidiary which took over U.S. prestige fragrance distribution on January 1, 2011. No one customer represented 10% or more of net sales in 2011.

REVENUE RECOGNITION

The Company sells its products to department stores, perfumeries, specialty retailers, mass-market retailers, supermarkets and domestic and international wholesalers and distributors. Sales of such products by our domestic subsidiaries are denominated in U.S. dollars and sales of such products by our foreign subsidiaries are primarily denominated in either euro or U.S. dollars. The Company recognizes revenues when merchandise is shipped and the risk of loss passes to the customer. Net sales are comprised of gross revenues less returns, trade discounts and allowances. The Company does not bill its customer's freight and handling charges. All shipping and handling costs, which aggregated $8.8 million, $5.3 million and $5.0 million in 2011, 2010 and 2009, respectively, are included in selling, general and administrative expenses in the consolidated statements of income.

SALES RETURNS

Generally, the Company does not permit customers to return their unsold products. However, commencing in January 2011 we took over U.S. distribution of our European based prestige products and for U.S. based customers we allow customer returns if properly requested, authorized and approved. The Company regularly reviews and revises, as deemed necessary, its estimate of reserves for future sales returns based primarily upon historic trends and relevant current data including information provided by retailers regarding their inventory levels. In addition, as necessary, specific accruals may be established for significant future known or anticipated events. The types of known or anticipated events that we have considered, and will continue to consider, include, but are not limited to, the financial condition of our customers, store closings by retailers, changes in the retail environment and our decision to continue to support new and existing products. The Company records estimated reserves for sales returns as a reduction of sales, cost of sales and accounts receivable. Returned products are recorded as inventories and are valued based upon estimated realizable value. The physical condition and marketability of returned products are the major factors we consider in estimating realizable value. Actual returns, as well as estimated realizable values of returned products, may differ significantly, either favorably or unfavorably, from our estimates, if factors such as economic conditions, inventory levels or competitive conditions differ from our expectations.

PAYMENTS TO CUSTOMERS

The Company records revenues generated from purchase with purchase and gift with purchase promotions as sales and the costs of its purchase with purchase and gift with purchase promotions as cost of sales. Certain other incentive arrangements require the payment of a fee to customers based on their attainment of pre-established sales levels. These fees have been recorded as a reduction of net sales.

ADVERTISING AND PROMOTION

Advertising and promotional costs are expensed as incurred and recorded as a component of cost of goods sold (in the case of free goods given to customers) or selling, general and administrative expenses. Advertising and promotional costs included in selling, general and administrative expenses were $127.8 million, $69.2 million and $55.8 million for 2011, 2010 and 2009, respectively. Costs relating to purchase with purchase and gift with purchase promotions that are reflected in cost of sales aggregated $48.4 million, $30.2 million and $29.8 million in 2011, 2010 and 2009, respectively. Accrued expenses include approximately $16.4 million and $14.7 million in advertising liabilities as of December 31, 2011 and 2010, respectively.

PACKAGE DEVELOPMENT COSTS

Package development costs associated with new products and redesigns of existing product packaging are expensed as incurred.

OPERATING LEASES

The Company recognizes rent expense from operating leases with various step rent provisions, rent concessions and escalation clauses on a straight-line basis over the applicable lease term. The Company considers lease renewals in the useful life of its leasehold improvements when such renewals are reasonably assured. In the event the Company receives capital improvement funding from its landlord, these amounts are recorded as deferred liabilities and amortized over the remaining lease term as a reduction of rent expense.

LICENSE AGREEMENTS

The Company's license agreements provide the Company with worldwide rights to manufacture, market and sell fragrance and fragrance related products using the licensors' trademarks. The licenses typically have an initial term of approximately 5 years to 15 years, and are potentially renewable subject to the Company's compliance with the license agree-

(in thousands except share and per share data)

ment provisions. The remaining terms, including the potential renewal periods, range from approximately 2 years to 15 years. Under each license, the Company is required to pay royalties in the range of 5% to 10% to the licensor, at least annually, based on net sales to third parties.

Most of the Company's licenses were entered into to create additional sales. In some cases, the Company may pay an entry fee to acquire, or enter into, a license where the licensor or another licensee was operating a pre-existing fragrance business. In those cases, the entry fee is capitalized as an intangible asset and amortized over its useful life.

Certain license agreements may require minimum royalty payments, incremental royalties based on net sales levels and minimum spending on advertising and promotional activities. Royalty expenses are accrued in the period in which net sales are recognized while advertising and promotional expenses are accrued at the time these costs are incurred.

In addition, the Company is exposed to certain concentration risk. Substantially all of our prestige fragrance brands are licensed from unaffiliated third parties and our business is dependent upon the continuation and renewal of such licenses.

INCOME TAXES

The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in its financial statements or tax returns. The net deferred tax assets assume sufficient future earnings for their realization, as well as the continued application of currently anticipated tax rates. Included in net deferred tax assets is a valuation allowance for deferred tax assets, where management believes it is more-likely-than-not that the deferred tax assets will not be realized in the relevant jurisdiction. If the Company determines that a deferred tax asset will not be realizable, an adjustment to the deferred tax asset will result in a reduction of net earnings at that time.

ISSUANCE OF COMMON STOCK BY CONSOLIDATED SUBSIDIARY

The difference between the Company's share of the proceeds received by the subsidiary and the carrying amount of the portion of the Company's investment deemed sold, is reflected as an equity adjustment in the consolidated balance sheets.

TREASURY STOCK

The Board of Directors may authorize share repurchases of the Company's common stock (Share Repurchase Authorizations). Share repurchases under Share Repurchase Authorizations may be made through open market transactions, negotiated purchase or otherwise, at times and in such amounts within the parameters authorized by the Board. Shares repurchased under Share Repurchase Authorizations are held in treasury for general corporate purposes, including issuances under various employee stock option plans. Treasury shares are accounted for under the cost method and reported as a reduction of equity. Share Repurchase Authorizations may be suspended, limited or terminated at any time without notice.

RECENT ACCOUNTING PRONOUNCEMENTS

In May 2011, new accounting guidance on fair value measurements was issued, which requires updates to fair value measurement disclosures to conform US GAAP and International Financial Reporting Standards. This guidance includes additional disclosure requirements about Level 3 fair value measurements and is effective for interim and annual periods beginning after December 15, 2011. The adoption of the new guidance will not affect the Company's financial position, results of operations and cash flows, but will require additional disclosure.

In June and December 2011, new accounting guidance on comprehensive income was issued, which revises the presentation of comprehensive income in financial statements. The Company has adopted the new guidance which has no affect the Company's financial position, results of operations or cash flows, but requires the Company to disclose the total of comprehensive income, the components of net income and the components of other comprehensive income in either (i) a continuous statement of comprehensive income or (ii) as two separate but consecutive statements.

In September 2011, new accounting guidance on testing goodwill for impairment was issued, which allows an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in ASC Topic 350. This guidance is effective for interim and annual goodwill impairment tests for interim and annual periods beginning after December 15, 2011. The adoption of the new guidance will not affect the Company's financial position, results of operations and cash flows.

There are no other new accounting pronouncements issued but not yet adopted that would have a material effect on our consolidated financial statements.

(2) Recent Agreements

BURBERRY

In December 2011, the Company and Burberry began to explore ways in which we can work more closely together to realize the brand's potential and are currently in discussion regarding the potential establishment of a new operating structure for the Burberry fragrance and beauty business. As there can be no assurance that an agreement will be reached, Burberry exercised its right to evaluate the purchase price for the unexpired term of the existing license. In this process, Burberry has until July 31, 2012 to determine whether it wishes to buy out the unexpired portion of the license as of December 31, 2012 or continue the existing contract which runs through December 31, 2017. As previously disclosed, if Burberry were to buy back the license, then the purchase price will be the greater of the fair market value of the unexpired term of the license or 70% of 2010 net wholesale sales of Burberry products.

REPETTO

In December 2011, we entered into a thirteen-year exclusive worldwide license agreement to create, produce and distribute perfumes and ancillary products under the Repetto brand. Our rights under the agreement commenced on January 1, 2012. The agreement is subject to certain minimum advertising expenditures and royalty payments as are customary in our industry.

THE GAP INC.

In July 2011, we renewed our exclusive agreement with The Gap, Inc. to develop, produce, manufacture and distribute fragrances for Gap and Banana Republic brand names to be sold in Gap and Banana Republic retail stores in the United States and Canada. In July 2011, we also renewed our license agreement with The Gap Inc. for international distribution of fragrances through Gap and Banana Republic stores as well as select specialty and department stores outside the United States, including duty-free and other travel related retailers.

These renewal agreements, which took effect on January 1, 2012 and run through December 31, 2014, contain terms and conditions similar to those of the original agreements.

PIERRE BALMAIN

In July 2011, we entered into a twelve-year exclusive worldwide license agreement to create, produce and distribute perfumes and ancillary products under the Balmain brand. Our rights under the agreement commenced on January 1, 2012 when we took over the production and distribution of existing Balmain fragrances. The agreement is subject to certain minimum sales, advertising expenditures and royalty payments as are customary in our industry. The Company paid an up front entry fee of €2.1 million (approximately $2.7 million) for this license.

ANNA SUI

In June 2011, we entered into a ten-year exclusive worldwide fragrance license agreement, with two five-year renewal options, to create, produce and distribute perfumes and fragrance-related products under the Anna Sui brand. Our rights under the agreement commenced on January 1, 2012 when we took over production and distribution of the existing Anna Sui fragrance collections. The agreement is subject to certain minimum sales, advertising expenditures and royalty payments as are customary in our industry. The Company agreed to pay an upfront entry fee of $2.0 million for this license which was recorded and paid for in 2012 and agreed to purchase current inventory and certain other assets of the existing licensee. As of December 31, 2011, approximately $2.8 million of current inventory was purchased.

S.T. DUPONT

In April 2011, we renewed our license agreement with S.T. Dupont for the creation, development and distribution of fragrance products through December 31, 2016. Our initial eleven-year license agreement with S.T. Dupont was signed in June 1997, and had previously been extended in 2006 for an additional three years until June 2011.

LANE BRYANT

In March 2011, we entered into an exclusive agreement with a unit of Charming Shoppes, Inc. for its flagship brand, Lane Bryant. Under the agreement, Inter Parfums designs and manufactures personal care products for the Lane Bryant brand, while Lane Bryant is responsible for marketing, promoting and selling these products. The initial term of the contract, which may be extended by mutual consent, runs through December 31, 2015.

BOUCHERON

In December 2010, the Company entered into an exclusive worldwide license agreement with Boucheron Parfums SAS to create, produce and distribute perfumes and ancillary products under the Boucheron brand. Our rights under such license agreement, which took effect on January 1, 2011 and

(in thousands except share and per share data)

runs through December 31, 2025, are subject to certain minimum sales, advertising expenditures and royalty payments as are customary in our industry. The Company paid an upfront entry fee of €15 million (approximately $20 million) for this license, and purchased the inventory of the former licensee for €1.7 million (approximately $2.3 million).

NINE WEST

In July 2010, the Company entered into an exclusive worldwide license agreement with Nine West Development Corporation for the creation, production, marketing and global distribution of women's fragrances under the Nine West brand. The agreement, which runs through December 31, 2016, contains a provision for further renewal if certain conditions are met. The agreement also provides for direct sales to Nine West retail stores in the United States, as well as a licensing component, enabling us to sell women's fragrances to better department stores and specialty retailers worldwide. Our rights under such license agreement are subject to certain minimum sales, advertising expenditures and royalty payments as are customary in our industry.

BETSEY JOHNSON

In July 2010, the Company entered into an exclusive worldwide agreement with Betsey Johnson LLC under which the Company will design, manufacture and sell fragrance, color cosmetics as well as other personal care products across a broad retail spectrum. The agreement, which runs through December 31, 2015 with a five year optional term if certain conditions are met, encompasses both direct sales to global Betsey Johnson stores and e-commerce site, as well as a licensing component, enabling us to sell these fragrance and beauty products to specialty and department stores as well as other retail outlets worldwide. Our rights under such license agreement are subject to certain minimum sales, advertising expenditures and royalty payments as are customary in our industry.

MONTBLANC

In January 2010, the Company entered into an exclusive worldwide license agreement with Montblanc International GmbH to create, produce and distribute perfumes and ancillary products under the Montblanc brand. Our rights under this license agreement, which took effect on July 1, 2010 and runs through December 31, 2020, are subject to certain minimum sales, advertising expenditures and royalty payments as are customary in our industry. The Company paid an upfront entry fee of €1 million (approximately $1.4 million) for this license and purchased inventory of the former licensee for €4 million (approximately $5.7 million).

JIMMY CHOO

In October 2009, the Company entered into an exclusive worldwide license agreement with J Choo Limited, which commenced on January 1, 2010, for the creation, development and distribution of fragrances under the Jimmy Choo brand. Our rights under such license agreement, which runs through 2022, are subject to certain minimum sales, advertising expenditures and royalty payments as are customary in our industry. A member of the Company's Board of Directors is also a member of the Board of Directors of J Choo Limited.

(3) Inventories

	Year Ended December 31	
	2011	2010
Raw materials and component parts	$64,441	$40,809
Finished goods	99,666	69,031
	$164,077	$109,840

(4) Fair Value of Financial Instruments

The following tables present our financial assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2011

	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Short-term investments	–	–	–	–
Liabilities:				
Foreign currency forward exchange contracts not accounted for using hedge accounted	$3,532	–	3,532	–
Interest rate swaps	69	–	69	–
	$3,601	–	$3,601	–

FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2010

	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Short-term investments	$49,391	–	$49,391	–
Foreign currency forward exchange contracts not accounted for using hedge accounted	1,024	–	1,024	–
	$50,415	–	$50,415	–
Liabilities:				
Interest rate swaps	$333	–	$333	–

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable, other receivables, accounts payable and accrued expenses approximates fair value due to the short terms to maturity of these instruments. The carrying amount of loans payable approximates fair value as the interest rates on the Company's indebtedness approximate current market rates. The fair value of the Company's long-term debt was estimated based on the current rates offered to companies for debts with the same remaining maturities and is approximately equal to its carrying value.

Foreign currency forward exchange contracts are valued based on quotations from financial institutions and the value of interest rate swaps are the discounted net present value of the swaps using third party quotes obtained from financial institutions.

(5) Derivative Financial Instruments

The Company enters into foreign currency forward exchange contracts to hedge exposure related to receivables denominated in a foreign currency. Before entering into a derivative transaction for hedging purposes, it is determined that a high degree of initial effectiveness exists between the change in value of the hedged item and the change in the value of the derivative instrument from movement in exchange rates. High effectiveness means that the change in the cash flows of the derivative instrument will effectively offset the change in the cash flows of the hedged item. The effectiveness of each hedged item is measured throughout the hedged period and is based on the dollar offset methodology and excludes the portion of the fair value of the foreign currency forward exchange contract attributable to the change in spot-forward difference which is reported in current period earnings. Any hedge ineffectiveness is also recognized as a gain or loss on foreign currency in the income statement. For hedge contracts that are no longer deemed highly effective, hedge accounting is discontinued and gains and losses accumulated in other comprehensive income are reclassified to earnings. If it is probable that the forecasted transaction will no longer occur, then any gains or losses accumulated in other comprehensive income are reclassified to current-period earnings. Cash-flow hedges were highly effective, in all material respects.

The following table presents gains and losses in derivatives designated as hedges and the location of those gains and losses in the financial statements (in thousands):

Derivatives in Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in OCI on Derivative (Effective Portion)		Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)		Location of Gain (Loss) Recognized in Income on Derivatives (Effective Portion)	Amount of Gain (Loss) Recognized in Income on Derivatives (Effective Portion)	
	Year Ended December 31			*Year Ended December 31*			*Year Ended December 31*	
	2011	2010		2011	2010		2011	2010
Foreign exchange contracts	—	—	Gain (loss) on foreign currency	—	—	Gain (loss) on foreign currency	—	$(2,638)

(A) The amount of gain (loss) recognized in income represents the amount excluded from the assessment of hedge effectiveness.

The following table presents gains and losses in derivatives not designated as hedges and the location of those gains and losses in the financial statements (in thousands):

Derivatives not Designated as Hedging Instruments	Location of Gain (Loss) recognized in Income on Derivative	*December 31* 2011	*December 31* 2010
Interest rate swaps	Interest Expense	$272	$362
Foreign exchange contracts	Gain (loss) on foreign currency	$(108)	$(86)

All derivative instruments are reported as either assets or liabilities on the balance sheet measured at fair value. The valuation of interest rate swaps resulted in a liability which is included in long-term debt on the accompanying balance sheets. The valuation of foreign currency forward exchange contracts not accounted for using hedge accounting in 2011 resulted in a liability and is included in accrued expenses and in 2010 such valuation resulted in an asset and is included in other current assets on the accompanying balance sheets. Generally, increases or decreases in the fair value of derivative instruments will be recognized as gains or losses in earnings in the period of change. If the derivative instrument is designated and qualifies as a cash flow hedge, the changes in fair value of the derivative instrument will be recorded as a separate component of shareholders' equity.

At December 31, 2011, the Company had foreign currency contracts in the form of forward exchange contracts in the amount of approximately U.S. $67.3 million and GB £10.0 million which all have maturities of less than one year.

(6) Equipment and Leasehold Improvements

	Year Ended December 31	
	2011	2010
Equipment	$ 35,160	$ 26,778
Leasehold Improvements	2,265	2,107
	37,425	28,885
Less accumilated		
depreciation and amortization	22,900	17,678
	$ 14,525	$ 11,207

Depreciation and amortization expense was $6.0 million, $3.3 million and $4.3 million for 2011, 2010 and 2009, respectively.

(7) Trademarks, Licenses and Other Intangible Assets

2011

	Gross Amount	Accumulated Amortization	Net Book Value
Trademarks			
(indefinite lives)	$ 6,590	$ —	$ 6,590
Trademarks			
(finite lives)	50,127	151	49,976
Licenses			
(finite lives)	70,109	23,289	46,820
Other intagible assets			
(finite lives)	13,953	11,589	2,364
Subtotal	134,189	35,029	99,160
Total	$140,779	$ 35,029	$105,750

2010

	Gross Amount	Accumulated Amortization	Net Book Value
Trademarks			
(indefinite lives)	$ 6,671	$ —	$ 6,671
Trademarks			
(finite lives)	51,680	134	51,546
Licenses			
(finite lives)	70,250	18,881	51,369
Other intagible assets			
(finite lives)	13,220	11,404	1,816
Subtotal	135,150	30,419	104,731
Total	$ 141,821	$ 30,419	$ 111,402

In 2009, an impairment charge relating to the Nickel trademark in the amount of $0.54 million was recorded. No other impairment charges for trademarks with indefinite useful lives were required in 2011, 2010 and 2009. Amortization expense was $7.9 million, $5.7 million and $6.7 million for 2011, 2010 and 2009, respectively. Amortization expense is expected to approximate $6.8 million in 2012 and 2013, $6.4 million in 2014 and $5.9 million in 2015 and 2016. The weighted average amortization period for trademarks, licenses and other intangible assets with finite lives are 18 years, 12 years and 2 years, respectively, and 13 years in the aggregate.

Trademarks (finite lives) primarily represents Lanvin brand names and trademarks and in connection with their purchase, Lanvin was granted the right to repurchase the brand names and trademarks in 2025 for the greater of €70 million (approximately $91 million) or one times the average of the annual sales for the years ending December 31, 2023 and 2024 (residual value). Because the residual value of the intangible asset exceeds its carrying value, the asset is not amortized.

(in thousands except share and per share data)

(8) Goodwill and Other Intangible Assets

The following tables present our assets and liabilities that are measured at fair value on a nonrecurring basis, and are categorized using the fair value hierarchy.

FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2011

	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description				
Trademark — Nickel	$2,263	–	–	$2,263
Goodwill	$2,763	–	–	$2,763

FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2010

	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description				
Trademark — Nickel	$2,337	–	–	$2,337
Goodwill	$3,654	–	–	$3,654

The goodwill and trademarks referred to above, relates to the Company's Nickel skin care business which is primarily a component of our European operations. The Company has determined that it may be inclined to sell the Nickel business within the next few years and therefore, the Company engages a third party valuation specialist to advise us and assist in a potential transaction. As a result, the Company has determined that as of December 31, 2011, the carrying amount of the goodwill exceeded fair value resulting in an impairment loss of $0.8 million. A similar evaluation is performed every year and in 2009, the Company recorded an impairment loss of $1.7 million. Accumulated impairment losses relating to goodwill aggregated $4.3 million as of December 31, 2011.

To determine fair value of indefinite-lived intangible assets, the Company uses an income approach, including the relief-from-royalty method. This method assumes that, in lieu of ownership, a third party would be willing to pay a royalty in order to obtain the rights to use the comparable asset. The relief-from-royalty calculations require us to make a number of assumptions and estimates concerning future sales levels, market royalty rates, future tax rates and discount rates. The Company uses this method to determine if an impairment charge is required relating to our Nickel brand trademarks. In 2009, an impairment charge relating to the Nickel trademark in the amount of $0.54 million was recorded. No impairment charge was required in 2011 or 2010. The Company assumed a market royalty rate of 6% and a discount rate of 7.7%.

The fair values used in our evaluations are also estimated based upon discounted future cash flow projections using a weighted average cost of capital of 7.7%. The cash flow projections are based upon a number of assumptions, including, future sales levels and future cost of goods and operating expense levels, as well as economic conditions, changes to our business model or changes in consumer acceptance of our products which are more subjective in nature. The Company believes that the assumptions the Company has made in projecting future cash flows for the evaluations described above are reasonable and currently no impairment indicators exist for our indefinite-lived assets other than the Nickel trademarks referred to above. However, if future actual results do not meet our expectations, the Company may be required to record an impairment charge, the amount of which could be material to our results of operations.

The cost of trademarks, licenses and other intangible assets with finite lives is being amortized by the straight line method over the term of the respective license or the intangible assets estimated useful life which range from three to seventeen years. If the residual value of a finite life intangible asset exceeds its carrying value, then the asset is not amortized. The Company reviews intangible assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Activity relating to the goodwill is as follows:

	Year Ended December 31	
	2011	2010
Balance - beginning of year	$ 3,654	$ 3,927
Effect of changes in foreign currency translation rates	(54)	(273)
Impairment loss	(837)	—
Balance - end of year	$ 2,763	$ 3,654

(9) Loans Payable – Banks

Loans payable – banks consist of the following:

The Company's foreign subsidiaries have available credit lines, including several bank overdraft facilities totaling approximately $25 million. These credit lines bear interest at EURIBOR plus 0.6%, 0.7% or 0.8% (EURIBOR was 1.024% at December 31, 2011). Outstanding amounts totaled $11.8 million and $5.2 million at December 31, 2011 and 2010, respectively.

The Company and its domestic subsidiaries have available a $15 million unsecured revolving line of credit due on demand, which bears interest at the prime rate minus 0.5% (the prime rate was 3.25% as of December 31, 2011). The line of credit which has a maturity date of March 31, 2012 is expected to be renewed on an annual basis. There were no borrowings outstanding pursuant to this line of credit as of December 31, 2011 and 2010.

The weighted average interest rate on short-term borrowings was 1.7% and 1.8% as of December 31, 2011 and 2010, respectively.

(10) Long-Term Debt

Long-term debt consists of the following:

	Year Ended December 31	
	2011	2010
18 million euro fixed rate facility at 4.1%, payable in 20 quarterly installments	$ —	$5,211
22 million euro variable rate facility at three month EURIBOR plus 0.40%, payable in 20 equal quarterly installments	4,339	10,621
Other	141	297
	4,480	16,129
Less current maturities	4,480	11,090
Total	$ —	$5,039

In connection with the 22 million euro variable rate facility, the Company entered into a swap transaction effectively exchanging the variable interest rate to a fixed rate of 4.42%. This derivative instrument is recorded at fair value and changes in fair value which resulted in gains of $0.3 million in 2011 and $0.4 million in 2010 are reflected in interest expense on the consolidated statements of income.

Some of the Company's long-term debt facilities require the maintenance of certain financial covenants including a debt to equity ratio of less than one and a debt to adjusted net income ratio of less than three. One facility contains cross default provisions by permitting acceleration of the debt if any affiliated company of the debtor defaults in any other debt facility, and the creditor of such other debt facility accelerates such debt and such affiliated debtor does not in good faith contest such default and acceleration. The Company is in compliance with all of the covenants and other restrictions of its debt agreements.

(11) Commitments

LEASES

The Company leases its office and warehouse facilities under operating leases which are subject to various step rent provisions, rent concessions and escalation clauses expiring at various dates through 2020. Escalation clauses are not material and have been excluded from minimum future annual rental payments. Rental expense, which is calculated on a straight-line basis, amounted to $12.7 million, $10.6 million and $9.9 million in 2011, 2010 and 2009, respectively. Minimum future annual rental payments are as follows:

2012	$ 4,623
2013	3,574
2014	2,977
2015	2,526
2016	2,559
Thereafter	6,672
	$22,931

LICENSE AGREEMENTS:

The Company is party to a number of license and other agreements for the use of trademarks and rights in connection with the manufacture and sale of its products expiring at various dates through 2025. In connection with certain of these license agreements, the Company is subject to minimum annual advertising commitments, minimum annual royalties and other commitments as follows:

(in thousands except share and per share data)

2012	$155,815
2013	170,566
2014	173,234
2015	165,803
2016	178,354
Thereafter	424,939
	$1,268,711

Future advertising commitments are estimated based on planned future sales for the license terms that were in effect at December 31, 2011, without consideration for potential renewal periods. The above figures do not reflect the fact that our distributors share our advertising obligations. Royalty expense included in selling, general, and administrative expenses, aggregated $51.3 million, $40.2 million and $35.5 million, in 2011, 2010 and 2009, respectively and represented 8.3%, 8.8% and 8.7% of net sales for the years ended December 31, 2011, 2010 and 2009.

(12) Equity

SHARE-BASED PAYMENTS:

The Company maintains a stock option program for key employees, executives and directors. The plans, all of which have been approved by shareholder vote, provide for the granting of both nonqualified and incentive options. Options granted under the plans typically have a six-year term and vest over a four to five-year period. The fair value of shares vested in 2011 and 2010 aggregated $0.6 million and $0.5 million, respectively. Compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. It is generally the Company's policy to issue new shares upon exercise of stock options.

The following table sets forth information with respect to nonvested options for 2011:

	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested options – beginning of year	480,843	$4.32
Nonvested options granted	118,900	4.59
Nonvested options vested or forfeited	(142,820)	4.29
Nonvested options – end of year	456,923	4.40

Share-based payment expenses decreased income before income taxes by $1.1 million in 2011 and $0.9 million in both 2010 and 2009, decreased net income attributable to Inter Parfums, Inc. by $0.60 million, $0.55 million and $0.54 million in 2011, 2010 and 2009, respectively, and reduced diluted earnings per share by $0.02 in 2011, 2010 and 2009.

The following table summarizes stock option activity and related information as of December 31, 2011, 2010 and 2009 and does not include information relating to options of IPSA granted by IPSA, our majority- owned subsidiary

	Year Ended December 31	
2011	Options	Weighted Average Exercise Price
Shares under option- beginning of year	807,620	$12.78
Options granted	118,900	15.66
Options exercised	(95,625)	12.66
Options cancelled	(7,620)	14.37
Shares under option- end of year	823,275	13.20

	Year Ended December 31	
2010	Options	Weighted Average Exercise Price
Shares under option- beginning of year	920,825	$11.32
Options granted	120,200	18.64
Options exercised	(226,455)	10.00
Options cancelled	(6,950)	11.27
Shares under option- end of year	807,620	12.78

	Year Ended December 31	
2009	Options	Weighted Average Exercise Price
Shares under option- beginning of year	1,138,375	$11.23
Options granted	100,550	11.90
Options exercised	(243,600)	10.24
Options cancelled	(74,500)	14.20
Shares under option- end of year	920,825	11.32

At December 31, 2011, options for 771,795 shares were available for future grant under the plans. The aggregate intrinsic value of options outstanding is $2.3 million as of December 31, 2011 and unrecognized compensation cost related to stock options outstanding on Inter Parfums, Inc. common stock aggregated $1.4 million, which will be recognized over the next five years. The amount of unrecognized compensation cost related to stock options outstanding of our majority-owned subsidiary, IPSA, was €0.7 million (approximately $0.9 million). Options under IPSA plans vest four years after grant.

The weighted average fair values of options granted by Inter Parfums, Inc. during 2011, 2010 and 2009 were $4.59, $5.59 and $4.40 per share, respectively, on the date of grant using the Black-Scholes option pricing model to calculate the fair value. The assumptions used in the Black-Scholes pricing model for the years ended December 31, 2011, 2010 and 2009 are set forth in the following table:

	Year Ended December 31		
	2011	2010	2009
Weighted average expected stock-price volatility	40%	39%	49%
Weighted average expected option life	4.5 yrs	4.5 yrs	4.5 yrs
Weighted average risk-free interest rate	0.9%	2.1%	2.6%
Weighted average dividend yield	1.7%	1.7%	2.0%

Expected volatility is estimated based on historic volatility of the Company's common stock. In 2011, the expected term of the option is estimated based on historic data. In 2010 and 2009, the Company used the simplified method as historic data regarding employee exercise behavior was incomplete. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of the grant of the option and the dividend yield reflects the assumption that the dividend payout as authorized by the Board of Directors would increase as the earnings of the Company and its stock price continue to increase.

Stock-based employee compensation determined under the fair value based method, net of related tax effects, includes Oiary whose stock is publicly traded in France. No options were granted by IPSA in 2011. The weighted average fair values of the options granted by IPSA during 2010 and 2009 were €6.55 per share and €4.27 per share, respectively, on the date of grant using the Black-Scholes option pricing model.

Cash proceeds, tax benefits and intrinsic value related to stock options exercised were as follows:

	Year Ended December 31		
	2011	2010	2009
Cash prodceeds from stock options exercised	$ 1,210	$ 771	$ 956
Tax benefits	—	520	692
Intinsic value of stock options exercised	720	1,195	407

The following table summarizes additional stock option information as of December 31, 2011:

	Options Outstanding		
Excercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Options Exercisable
$ 6.15 - $ 6.93	75,220	2.96 Years	42,860
11.30 - 11.41	154,650	2.09 Years	20,588
12.14 - 12.64	194,380	2.94 Years	116,635
13.10 - 13.45	164,775	0.98 Years	161,399
15.59 - 15.62	121,400	5.91 Years	1,200
17.94	3,500	4.09 Years	—
18.01	3,000	1.41 Years	2,400
19.03	106,350	5.00 Years	21,270
Totals	823,275	3.09 Years	366,352

As of December 31, 2011, the weighted average exercise price of options exercisable was $12.45 and the weighted average remaining contractual life of options exercisable is 2.27 years. The aggregate intrinsic value of options exercisable at December 31, 2011 is $1.2 million.

The Chief Executive Officer and the President each exercised 75,000 outstanding stock options of the Company's common stock in both 2010 and 2009. The aggregate exercise prices of $1.5 million in both 2010 and 2009 were paid by them tendering to the Company in 2010 and 2009 an aggregate of 95,744 and 129,984 shares, respectively, of the Company's common stock, previously owned by them, valued at fair market value on the dates of exercise. All shares issued pursuant to these option exercises were issued from treasury stock of the Company. In addition, the Chief Executive Officer tendered in 2010 and 2009 an additional 6,782 and 2,503 shares, respectively, for payment of certain withholding taxes resulting from his option exercises.

(in thousands except share and per share data)

TREASURY STOCK:

As of December 31, 2008, the Board of Directors of the Company authorized the repurchase of up to 1,031,863 shares of the Company's common stock. During 2009, the Company repurchased 108,100 shares of its common stock at an average price of $5.84 per common share.

DIVIDENDS:

The quarterly dividend of $2.4 million ($0.08 per share) declared in December 2011 was paid in January 2012. Furthermore, in December 2011 the Board of Directors of the Company authorized the continuation of the annual dividend of $0.32 per share. The next quarterly dividend of $0.08 per share will be paid on April 16, 2012 to shareholders of record on March 30, 2012.

(13) Net Income Attributable to Inter Parfums, Inc. Common Shareholders

Net income attributable to Inter Parfums, Inc. per common share ("basic EPS") is computed by dividing net income attributable to Inter Parfums, Inc. by the weighted-average number of shares outstanding. Net income attributable to Inter Parfums, Inc. per share assuming dilution ("diluted EPS"), is computed using the weighted average number of shares outstanding, plus the incremental shares outstanding assuming the exercise of dilutive stock options and warrants using the treasury stock method. The reconciliation between the numerators and denominators of the basic and diluted EPS computations is as follows:

	Year Ended December 31		
	2011	2010	2009
Numerator:			
Net income attributable to Inter Parfums, Inc.	$32,303	$26,593	$22,367
Effect of dilutive securities of consolidated subsidiary	(82)	(86)	(18)
Numerator for diluted earnings per share	32,221	26,507	22,349
Denominator:			
Weighted average shares	30,514,529	30,360,602	30,099,998
Effect of dilutive securities: stock options and warrents	163,296	121,389	21,079
Denominator for diluted earnings per share	30,677,825	30,481,991	30,121,077
Earnings per share:			
Net income attributable to Inter Parfums, Inc. common shareholders:			
Basic	$1.06	$0.88	$0.74
Diluted	1.05	0.87	0.74

Not included in the above computations is the effect of anti dilutive potential common shares which consist of outstanding options to purchase 118,000, 154,000, and 889,000 shares of common stock for 2011, 2010, and 2009, respectively, and outstanding warrants to purchase 81,000 and 300,000 shares of common stock for 2010 and 2009, respectively.

(14) Segments and Geographic Areas

The Company manufactures and distributes one product line, fragrances and fragrance related products. The Company manages its business in two segments, European based operations and United States based operations. The European assets are located, and operations are primarily conducted, in France. European operations primarily represent the sales of the prestige brand name fragrances and United States operations primarily represent the sale of specialty retail and mass market fragrances.

Information on the Company's operations by segments is as follows:

SEGMENTS AND GEOGRAPHICAL AREAS

			Year Ended December 31
	2011	2010	2009
Net sales:			
United States	$62,976	$55,535	$47,810
Europe	552,415	404,876	361,662
Eliminations of intercompany sales	(171)	—	(8)
Total	$615,220	$460,411	$409,464
Net income attributable to Inter Parfums, Inc:			
United States	$2,108	$769	$(178)
Europe	30,217	25,803	22,482
Eliminations	(22)	21	63
Total	$32,303	$26,593	$22,367
Depreciation and amortization expense:			
United States	$507	$582	$1,116
Europe	12,566	8,606	9,847
Total	$13,073	$9,188	$10,963
Interest and dividend income:			
United States	$10	$2	—
Europe	1,095	1,650	982
Total	$1,105	$1,652	$982
Interest expense:			
United States	$11	$71	$177
Europe	2,186	2,045	2,470
Total	$2,197	$2,116	$2,647
Income tax expense (benefit):			
United States	$1,405	$596	$148
Europe	23,053	17,554	15,996
Eliminations	(14)	15	46
Total	$24,444	$18,165	$16,190
Total assets:			
United States	$59,841	$40,896	$45,580
Europe	465,747	398,547	382,628
Eliminations of investment in subsidiary	(9,554)	(1,338)	(9,120)
Total	$516,034	$438,105	$419,088
Additions to long-lived assets:			
United States	$572	$305	$190
Europe	13,979	27,990	6,111
Total	$14,551	$28,295	$6,301
Total long-lived assets:			
United States	$5,400	$5,335	$5,612
Europe	117,638	120,929	109,305
Total	$123,038	$126,264	$114,917
Deferred tax assets:			
United States	$1,505	$1,580	$1,399
Europe	5,748	5,650	2,689
Eliminations	17	–	–
Total	$7,270	$7,230	$4,088

(in thousands except share and per share data)

SEGMENTS AND GEOGRAPHICAL AREAS *continued*

United States export sales were approximately $24.9 million, $25.7 million and $14.0 million in 2011, 2010 and 2009, respectively. Consolidated net sales to customers by region are as follows:

		Year Ended December 31	
	2011	2010	2009
North America	$150,000	$91,200	$96,800
Europe	246,000	211,800	184,900
Central and South America	61,000	41,900	29,300
Middle East	57,000	45,500	42,300
Asia	95,000	66,500	53,600
Other	6,200	3,500	2,600
Total	$615,200	$460,400	$409,500

Consolidated net sales to customers in major countries is as follows:

	2011	2010	2009
United States	$138,000	$86,000	$88,000
United Kingdom	45,000	35,000	31,000
France	48,000	37,000	37,000

(15) Income Taxes

The Company or its subsidiaries file income tax returns in the U.S. federal, and various states and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state, and local or non-U.S. income tax examinations by tax authorities for years before 2007. In 2010, the French Tax Authorities commenced an examination of the French subsidiary's income tax returns for 2006 through 2008. In October 2011, the Company agreed in principle with the French tax authority on the consequences of the audit, which covered income tax and non-income tax items. As a result, the Company increased income tax expense by $1.7 million and reduces its reserve for contingency related to non-income tax items recorded in 2010 by $1.3 million.

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company did not recognize any increase in the liability for unrecognized tax benefits and has no uncertain tax position at December 31, 2011. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties as a component of the provision for income taxes. No interest or penalties were recognized during the periods presented and there is no accrual for interest and penalties at December 31, 2011.

The components of income before income taxes consist of the following:

		Year Ended December 31	
	2011	2010	2009
U.S. operations	$ 3,478	$ 1,364	$ (30)
Foreign operations	63,915	52,476	46,378
Total	$67,393	$53,840	$46,348

The provision for current and deferred income tax expense (benefit) consists of the following:

	Year Ended December 31		
	2011	2010	2009
Current:			
Federal	$1,269	$515	$280
State and local	286	112	119
Foreign	23,898	22,096	18,870
Total	25,453	22,723	19,269
Deferred:			
Federal	(170)	22	(260)
State and local	3	(53)	9
Foreign	(842)	(4,527)	(2,828)
Total	(1,009)	(4,558)	(3,079)
Total income tax expense:	$24,444	$18,165	$16,190

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	Year Ended December 31	
	2011	2010
Defered tax assets:		
State net operating loss carryforwards	—	$433
Foreign net operating loss carryforwards	629	1,725
Alternative minimum tax credit carryforwards	514	514
Inventory and accounts receivable	392	372
Profit sharing	1,806	1,575
Stock option compensation	682	610
Effect of inventory profit elimination	3,424	3,605
Other	452	514
Total gross deferred tax assets	7,899	9,348
Valuation allowance	(629)	(2,118)
Net deferred tax assets	7,270	7,230
Deferred tax liabilities (long-term):		
Property, plant and equipment	—	(8)
Trademarks and licenses	(5,975)	(6,473)
Other	(93)	(308)
Total deferred tax liabilities	(6,068)	(6,789)
Net deferred tax assets (liabilities)	$1,202	$441

In 2011, all remaining state net operating loss carry-forwards were written off against the valuation allowance, as they are no longer available for utilization. Valuation allowances had been provided on the potential benefit of state net operating loss carry-forwards as it was determined that future tax benefits from option compensation deductions might prevent the net operating loss carry-forwards from being fully utilized. In 2010 and 2009, $0.2 million and $0.6 million, respectively, of such valuation allowances were realized which was equal to the benefits realized from the utilization of net operating loss carry-forwards. The amounts realized were credited to additional paid-in capital in the respective periods.

In addition, valuation allowances of $0.9 million and $0.8 million had been provided in 2010 and 2009, respectively, against certain foreign net operating loss carry-forwards, as it was determined that future profitable operations from certain foreign subsidiaries might not be sufficient to realize the full amount of net operating loss carry-forwards. In 2011, approximately $1.1 million of such valuation allowances was realized as the Company was able to utilize certain foreign net operating loss carry-forwards for which a valuation allowance had been established.

No further valuation allowances have been provided as management believes that it is more likely than not that the asset will be realized in the reduction of future taxable income.

The Company has not provided for U.S. deferred income taxes on $202 million of undistributed earnings of its non-U.S. subsidiaries as of December 31, 2011 since the Company intends to reinvest most of these earnings in its foreign operations indefinitely and the Company believes it has sufficient foreign tax credits available to offset any potential tax on amounts that have been and are planned to be repatriated.

(in thousands except share and per share data)

Differences between the United States Federal statutory income tax rate and the effective income tax rate were as follows:

	Year Ended December 31		
	2011	2010	2009
Statutory rates	34.0%	34.0%	34.0%
State and local taxes, net of Federal benefit	0.3	0.1	0.2
Effect of foreign taxes greater then (less then) U.S. statutory rates	2.0	(0.5)	0.6
Other	–	0.1	0.1
Effective rate	36.3%	33.7%	34.9%

(16) Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income consists of the following:

	Year Ended December 31		
	2011	2010	2009
Net derivative instruments, beginning of year	$213	$130	$4,412
Reclassification adjustment for gains included in net income	—	—	(4,423)
Gain (loss) on derivative instruments	11	83	141
Net derivative instruments, end of year	224	213	130
Cumulative translation adjustments, beginning of year	14,544	27,892	21,103
Translation adjustments	(7,021)	(13,348)	6,789
Cumulative translation adjustments, end of year	7,523	14,544	27,892
Accumulated other comprehensive income	$7,747	$14,757	$28,022

(17) Net Income Attributable to Inter Parfums, Inc. and Transfers from the Noncontrolling Interest

	Year Ended December 31		
	2011	2010	2009
Net income attributable to Inter Parfums, Inc.	$32,303	$26,593	$22,367
Increase (decrease) in Inter Parfums, Inc.'s additional paid-in capital for subsidiary share transactions	209	(848)	(45)
Change from net income attributable to Inter Parfums, Inc. and transfers from noncontrolling interest	$32,512	$25,745	$22,322

DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS:

Jean Madar
Chief Executive Officer,
and Chairman of the Board of Directors
Inter Parfums, Inc.

Philippe Benacin
President, and Vice Chairman of the
Board of Directors, Inter Parfums, Inc.
Chief Executive Officer,
Interparfum SA

Russell Greenberg
Executive Vice President,
and Chief Financial Officer
Inter Parfums, Inc.

Philippe Santi
Executive Vice President
Director General Delegue
Interparfum SA

Francois Heilbronn
Managing Partner M.M. Friedrich,
Heilbronn & Fiszer

Jean Levy
Business Consultant - Former President
and Chief Executive Officer, Cosmair
Former President and Chief Executive
Officer, Sanofi Beauté (France)

Robert Bensoussan-Torres
Co-founder of Sirius Equity, a retail
and branded luxury goods
investment company and Former
Chief Executive Officer,
Jimmy Choo Ltd.

Patrick Choël
Business Consultant and Former
President and Chief Executive Officer
Parfums Christian Dior
and the LVMH Perfume and
Cosmetics Division

Serge Rosinoer
Vice-Chairman
of the Supervisory Board,
Clarins S.A.
Former Chief Executive Officer
Clarins Group

EXECUTIVE OFFICERS:

Jean Madar
Chief Executive Officer,
and Chairman of the Board of Directors
Inter Parfums, Inc.

Philippe Benacin
President, and Vice Chairman of the
Board of Directors, Inter Parfums, Inc.
Chief Executive Officer,
Interparfum SA

Russell Greenberg
Executive Vice President,
and Chief Financial Officer
Inter Parfums, Inc.

Henry B. Clarke
President,
Inter Parfums USA, LLC
Specialty Retail Division

Philippe Santi
Executive Vice President
Director General Delegue
Interparfum SA

Hugues de la Chevasnerie
President of Burberry Fragrances,
Interparfum SA

Frédéric Garcia-Pelayo
Director of Export Sales
Interparfum SA

Axel Marot
Director of Production & Logistics
Interparfum SA

CORPORATE INFORMATION:

Inter Parfums, Inc.
551 Fifth Avenue
New York, NY 10176
Tel. (212) 983-2640
Fax: (212) 983-4197
www.interparfumsinc.com

Interparfums SA
4 Rond Point des Champs Elysées
75008 Paris, France
Tel. (1) 53-77-00-00
Fax: (1) 40-76-08-65

Auditors
WeiserMazars, LLP
135 West 50th Street
New York, NY 10020

Transfer Agent
American Stock Transfer
and Trust Company
59 Maiden Lane
New York, NY 10038

THE MARKET OF OUR COMMON STOCK

Our Company's common stock, $.001 par value per share, is traded on The Nasdaq Global Select Market under the symbol "IPAR". The following table sets forth in dollars, the range of high and low closing prices for the past two fiscal years for our common stock.

2011	High	Low
Fourth Quarter	$19.89	$13.90
Third Quarter	24.80	13.75
Second Quarter	23.34	17.60
First Quarter	19.30	17.35
2010	**High**	**Low**
Fourth Quarter	$19.84	$16.66
Third Quarter	19.00	13.74
Second Quarter	17.77	13.74
First Quarter	16.00	11.37

As of February 10, 2012 the number of record holders, which include brokers and broker's nominees, etc., of our common stock was 50. We believe there are approximately 3,100 beneficial owners of our common stock.

DIVIDENDS

In January 2010, our board of directors authorized a 97% increase in the Company's quarterly cash dividend from 2009 to $.065 per share, or $.26 per share on an annual basis. In January 2011 our board of directors further increased the cash dividend from $.26 per share on an annual basis to $.32 per share on an annual basis. In December 2011, our board of directors authorized the continuation of our cash dividend on an annual basis to $.32 per share for 2012.

The first quarterly cash dividend for 2012 of $.08 per share was payable on April 16, 2012 to shareholders of record on March 30, 2012.

FORM 10K

A copy of the company's 2011 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available without charge to shareholders upon request (except for exhibits) To: Inter Parfums, Inc. 551 Fifth Avenue New York, NY 10176 Attention: Corporate Secretary.

CORPORATE PERFORMANCE GRAPH

The following graph compares the performance for the periods indicated in the graph of our common stock with the performance of the Nasdaq Market Index and the average performance of a group of the Company's peer corporations consisting of: Avon Products Inc., Blyth Inc., CCA Industries, Inc., Colgate-Palmolive Co., Elizabeth Arden, Inc., Estee Lauder Cosmetics, Inc., Inter Parfums, Inc., Kimberly Clark Corp., Natural Health Trends, Parlux Fragrances Inc., Physicians Formula Holdings, Revlon, Inc., Spectrum Brands, Inc., Stephan Company, Summer Infant, Inc., The Procter & Gamble Company and United Guardian, Inc. The graph assumes that the value of the investment in our common stock and each index was $100 at the beginning of the period indicated in the graph, and that all dividends were reinvested.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Inter Parfums, Inc., The NASDEQ Composite Index and a Peer Group


$180
$160
$140
$120
$100
$80
$60
$40
$20
0
12/06
12/07
12/08
12/09
12/10
12/11
INTER PARFUMS INC
NASDAQ COMPOSITE
PEER GROUP

*$100 INVESTED ON DECEMBER 31, 2006 IN STOCK OR INDEX, INCLUDING REINVESTMENT OF DIVIDENDS.
FISCAL YEAR ENDING DECEMBER 31.

Below is the list of the data points for each year that corresponds to the lines on the above graph

	12/06	12/07	12/08	12/09	12/10	12/11
Inter Parfums, Inc.	100.00	94.50	61.31	98.72	155.31	130.60
NASDAQ Composite	100.00	110.38	65.58	95.27	112.22	110.58
Peer Group	100.00	115.82	97.48	106.53	115.06	125.71

interparfums, inc.

551 FIFTH AVENUE NY, NY 10176
TEL: 212 983 2640 FAX: 212 983 4197
WWW.INTERPARFUMSINC.COM